Edwards Lifesciences Corporation
2001 Annual Report

Strong at heart.

Edwards

Edwards Lifesciences
is a global leader in
products and technologies
to treat advanced
cardiovascular disease.



Shareholder Letter

from

Michael A. Mussallem

Chairman & Chief Executive Officer

To Our

Shareholders

As the cover of this annual report suggests, strength is an important attribute of Edwards Lifesciences. With more than 80 percent of our products in leading global positions, we are a strong company providing innovative solutions for people fighting advanced cardiovascular disease, the world's number-one killer. We are proud of our contributions on behalf of patients, as well as the progress we are making as a company. However, the prevailing message we hope you will take away from these pages is that we are just getting started. At the heart of our company is the conviction that we have much more to do.

For the 4,800 Edwards employees around the world, our commitment to patients is unwavering, and we take it to heart. We measure our strength not only by the performance of our products and achievement of our financial goals, but by our ability to help improve patients' lives.

Meeting the Challenge

Both the challenge and opportunity in helping cardiovascular disease patients arise from the fact that the global population is aging, which in turn is dramatically increasing the prevalence of the disease. Edwards is addressing this situation by transforming itself into an even stronger company more focused on innovation and growth. Over the seven quarters since our spin-off, we have indeed become a faster-growing, higher-margin company, and we continue to leverage our core strengths to develop new growth opportunities. And, as this report details, we are gaining significant momentum toward achieving our long-term aspirations.

I am pleased to report that in 2001, a year marked by a slowing global economy, we met our ambitious, growth-oriented goals. On the heels of a 1.3 percent sales growth rate in 2000, we achieved sales growth of 4.4 percent for 2001, excluding the impact of foreign exchange and divestitures. This was in line with our goal of low-to mid-single digit top-line growth and keeps us on track to achieve our long-term aspiration of double-digit sales growth. Also in 2001, we greatly improved our gross profit margin, which contributed to the 24 percent growth in our net income, excluding non-recurring items, higher than our target of 20 percent. Very importantly, we achieved these results while increasing our research and development investments, which I will discuss in more detail later. Additionally, we generated strong earnings before interest, taxes, depreciation and amortization (EBITDA) of $162 million. Although slightly below our target, these earnings contributed to a lowering of our debt by $117 million, resulting in a reduction in interest expense and a significantly strengthened balance sheet. Our shareholders were rewarded by a 56 percent increase in share value for the full year.

Taking Decisive Actions

Among the factors leading to our success in 2001 was our ability to create a stronger company by taking decisive actions. In July, we completed the divestiture of our lower-margin U.S. perfusion services subsidiary, which created a better strategic fit for that operation as part of a broader health services company. This divestiture has enabled us to increase our focus on our leading core franchises and on targeted growth investments, and was a critical step toward completing the first phase of Edwards' transformation.

As further evidence of our commitment to provide innovative solutions for people fighting cardiovascular disease, in 2001 we increased our research and development (R&D) spending by 16 percent over the prior year, excluding divested operations, which exceeded our stated goal of at least 10 percent annual growth. The majority of our R&D investment is directed toward extending and defending our core franchises, while a significant portion is devoted to our pursuit of promising new opportunities that address unmet clinical needs.

Consistent with these efforts, in 2001 we launched our enhanced Lifepath AAA Endovascular Graft System, an innovative, less-invasive treatment for patients with potentially life-threatening abdominal aortic aneurysms. We also introduced in the United States our Edwards Prima Plus stentless tissue heart valve, which complements our market-leading tissue valve and repair franchise. Additionally, we launched an initiative to develop promising new therapies for treating peripheral vascular disease using innovative stent technologies, as well as initiatives for treating severe angina and cardiac arrhythmia. All of these efforts support the current phase of our transformation, focused squarely on growth.

As we continue our transformation, we remain committed to delivering above-average bottom-line growth. Further, we plan to sustain our bottom-line growth by achieving our long-term aspiration of double-digit sales growth. Throughout our transformation, we remain dedicated to delivering on our commitments to shareholders.

Building for the Future

Our confidence for the future rests on several key strengths. First, we have a strong portfolio of outstanding products and leading brands, a powerful global presence with sales in more than 80 countries and a firm commitment to maximize the strength of our core franchises.

Second, we have structured our organization to grow and thrive. Our company culture encourages engagement and innovation, and we have built in the flexibility to evaluate and pursue new strategic opportunities as they are brought forth by our employees, partners and clinicians.

Third, we believe Edwards is sitting in the "sweet spot" in terms of its size and position. We are large enough to fund the pursuit of many growth initiatives and introduce new products on a global basis. Yet, we are focused and sufficiently agile to capitalize on niche opportunities.

Finally, as a reflection of Edwards' pioneering spirit, we continue to look to the future of advanced cardiovascular disease treatment. We are partnering with the cardiovascular community to focus on unmet clinical needs and the breakthrough ideas that will address them, with the goal of continuing to deliver innovative, differentiated cardiovascular products and technologies.

For 2002, we have ambitious financial goals, including even stronger top-line growth – in the 6 to 9 percent range – and net income growth of at least 25 percent. Given our successful track record and the thoughtful, strategic planning on which our aspirations are founded, our commitment to realizing our potential is clearly evident. As we go forward, we will be both highly disciplined and willing to try new things. Trust us to remain focused on growth.

I am proud to be part of Edwards Lifesciences and to speak on behalf of its Board of Directors, employees and trusted partners in the cardiovascular community. The work we do is heartfelt, and it is making a positive difference in the lives of cardiovascular disease patients and the clinicians who treat them. Yet, for all of our strengths and accomplishments, we remain keenly aware that we have a lot of work ahead of us. Through it all, we will remain focused on the needs of patients, because, as our Credo states, "Helping Patients is Our Life's Work, and Life is Now." We thank you, our shareholders, for your support.

Sincerely,

Michael A. Mussallem
Chairman & Chief Executive Officer


Debt to
Total Capitalization
Edwards
used its strong
cash flows
to continue to
reduce total debt
in 2001
June 30, 2000 56.0%
Dec. 31, 2000 49.0%
Dec. 31, 2001 40.0%
2000
56.0%
2000
49.0%
2001
40.0%


Gross Profit as a
Percentage of Sales
Edwards
has improved
its gross profit
margin through
recent divestitures
and strong sales
of higher-margin
Cardiac Surgery
products
1999
46.5%
2000
47.0%
2001
53.2%


Net
Income*
(in millions)
Recording 24% growth in 2001, Edwards exceeded its 20% net income growth goal
* Pro forma and excluding non-recurring charges (see Net Income (Loss), page 20)
1998
$27
1999
$41
2000
$51
2001
$63


R&D as a
Percentage of Sales*
Edwards is committed to enriching its product pipeline by increasing investments in R&D
* Pro forma and excluding divested product lines (see Research & Development Expenses, page 17)
1998
6.5%
1999
6.6%
2000
7.6%
2001
8.7%

2001 Sales by Product Line*

Having completed the divestiture of non-strategic businesses in 2001, Edwards has a solid platform from which to grow.

(A) Cardiac Surgery
52%
(B) Critical Care
33%
(C) Vascular
8%
(D) Perfusion & Other
7%

** Sales exclude the impact of divested operations.*


A
B
C
D

2001 Sales by Region*

With its extensive global presence, Edwards provides life-saving products to patients in more than 80 countries around the world.

(A) United States
49%
(B) Japan
23%
(C) Europe
19%
(D) Rest of the World
9%

** End customer sales, excluding the impact of divested operations.*


A
B
C
D

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

The following pro forma data are provided for informational purposes and do not represent the historical results of Edwards Lifesciences as reported in the Company's filings with the Securities and Exchange Commission.

The following table sets forth the consolidated statements of operations, excluding non-recurring items in 2001 and 2000, with respect to Edwards Lifesciences (see Note 3 to the "Consolidated Financial Statements"). The non-recurring items in 2001 consist primarily of charges related to the perfusion services divestiture, the impairment of intangible and other assets, and the termination of an interest rate swap contract. The non-recurring items in 2000 consist primarily of charges and severance costs related to the perfusion products divestiture, and the write-down of certain goodwill and other intangible assets. Partially offsetting the charge in 2000 was a gain from the Novacor divestiture.

This table should be read in conjunction with Edwards Lifesciences' "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements" found elsewhere in this Annual Report to Shareholders. Results prior to April 1, 2000 are pro forma as Edwards Lifesciences was part of Baxter International Inc. through the close of business on March 31, 2000. See Note 3 to the "Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussions of the effects of certain asset divestitures on Edwards Lifesciences' operations.

Years Ended December 31 *(in millions, except per share information)*	2001	2000(a)	1999(a)
Net sales	$ 692	$ 775	$ 809
Gross profit	368	365	377
Selling, general and administrative expenses	203	199	215
Research and development expenses	55	54	53
Goodwill amortization	19	29	34
Other operating income	(16)	(17)	(11)
Operating income	108	100	86
Interest expense, net	17	27	29
Other expense, net	4	4	1
Income before provision for income taxes	87	69	56
Provision for income taxes	24	18	15
Net income	$ 63	$ 51	$ 41
Earnings per diluted share	$ 1.03	$ 0.85	$ 0.70
Operating Statistics			
As a percentage of net sales:			
Gross profit	53.2%	47.0%	46.5%
Selling, general and administrative expenses	29.4%	25.7%	26.5%
Research and development expenses	7.9%	6.9%	6.5%
Operating income	15.6%	12.9%	10.7%
Income before provision for income taxes	12.6%	8.9%	6.9%
Net income	9.1%	6.6%	5.1%
Effective tax rate	28.0%	27.0%	26.0%

Note: Operating statistics may not foot due to rounding.

(a) Historical amounts through March 31, 2000 are pro forma and have been adjusted to reflect:
- The Japan operations on the equity method of accounting.
- Estimated incremental costs associated with being an independent public company.
- The estimated interest expense associated with the Company's future debt facilities.

Contents

Selected Financial Data

The following table sets forth selected financial information with respect to Edwards Lifesciences. The information set forth below should be read in conjunction with Edwards Lifesciences' "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements" found elsewhere in this Annual Report to Shareholders. No per share data for the years 2000 and prior have been presented because Edwards Lifesciences' earnings were part of Baxter's earnings through the close of business on March 31, 2000. See Note 3 to the "Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussions of the effect of certain asset divestitures on Edwards Lifesciences' operations.

As of or for the years ended December 31,	2001	2000[b]	1999[b]	1998[b]	1997[b]
Operating Results (in millions)					
Net sales	$ 692	$ 804	$ 905	$ 865	$ 879
Gross profit	368	381	439	399	416
Net income (loss)[a]	(11)	(272)	82	62	(52)
Balance Sheet Data (in millions)					
Total assets[c]	$ 973	$ 1,107	$ 1,437	$ 1,483	$ 1,526
Long-term debt	310	367	—	—	—
Common Stock Information					
Net loss per common share:					
Basic	$ (0.19)	—	—	—	—
Diluted	(0.19)	—	—	—	—
Cash dividends declared per common share	—	—	—	—	—

(a) See Note 3 to the "Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information regarding non-recurring charges of $83 million and $330 million during 2001 and 2000, respectively. Additionally, during 1997, the Company recorded a $132 million in-process research and development charge relating to the acquisition of Research Medical, Inc.

(b) The results prior to April 1, 2000 present Edwards Lifesciences on a divisional basis as it had historically been operated as part of Baxter. Subsequent to the Distribution, Edwards Lifesciences' Japan operations are presented on an equity basis as opposed to the consolidation method reflected in the historical results. As such, certain of the results reflected here are not comparable to the presentation subsequent to the Distribution. See Note 1 to the "Consolidated Financial Statements."

(c) See Note 3 to the "Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information regarding the write-off of goodwill of $80 million and $282 million during 2001 and 2000, respectively.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

The following discussion and analysis present the factors that had a material effect on the results of operations of Edwards Lifesciences during the three years ended December 31, 2001. Also discussed is Edwards Lifesciences' financial position as of December 31, 2001. You should read this discussion in conjunction with the historical consolidated financial statements and related notes included elsewhere in this document.

Overview

Edwards Lifesciences is a global provider of products and technologies that are designed to treat advanced cardiovascular disease. Edwards Lifesciences focuses on providing products and technologies to address four main cardiovascular disease states: heart valve disease, coronary artery disease, peripheral vascular disease, and congestive heart failure.

The products and technologies provided by Edwards Lifesciences to treat cardiovascular disease are categorized into four main areas: cardiac surgery, critical care, vascular, and perfusion.

Edwards Lifesciences' cardiac surgery portfolio is comprised of products relating to heart-valve therapy and cannulae products used during open-heart surgery. Edwards Lifesciences is the world's leader in, and has been a pioneer in the development and commercialization of, tissue valves and repair products used to replace or repair a patient's diseased or defective heart valve. In the critical care area, Edwards Lifesciences is a world leader in hemodynamic monitoring systems used to measure a patient's heart function, and also provides central venous access products for fluid and drug delivery. Edwards Lifesciences' vascular portfolio includes a line of balloon catheter-based products, surgical clips and inserts, angioscopy equipment, artificial implantable grafts, and an endovascular system used to treat life-threatening abdominal aortic aneurysms less invasively. In the perfusion category, Edwards Lifesciences develops, manufactures and markets, in regions outside the United States and Western Europe, a diverse line of disposable products used during cardiopulmonary bypass procedures, including oxygenators, blood containers, filters and related devices. Effective June 30, 2001, the Company sold its perfusion services business in the United States to an affiliate of Fresenius Medical Care AG (see "Disposition of Assets and Other Non-Recurring Charges, net"). The Company continues to maintain its perfusion services business in Europe.

The health care marketplace continues to be competitive. There has been consolidation in Edwards Lifesciences' customer base and among its competitors, which has resulted in pricing and market share pressures. Edwards Lifesciences has experienced increases in its labor and material costs, which are primarily influenced by general inflationary trends. Management expects these trends to continue.

Joint Venture in Japan Subsequent to the distribution of the Company's common stock to stockholders of Baxter on March 31, 2000 (referred to as the "Distribution"), the cardiovascular business in Japan is being operated pursuant to a joint venture under which a Japanese subsidiary of Baxter retains ownership of the Japanese business assets, but a subsidiary of Edwards Lifesciences holds a 90% profit interest. Edwards Lifesciences has an option to purchase the Japanese business assets that may be exercised no earlier than August 1, 2002 and no later than March 31, 2005. The Japanese operations are included in the Consolidated Statements of Operations for the three months ended March 31, 2000, consistent with the historical treatment of the Company's operations while a part of Baxter. Subsequent to March 31, 2000, Edwards Lifesciences (a) recognizes its shipments into the joint venture as sales at distributor price at the time the joint venture sells to the end customer, and (b) utilizes the equity method of accounting to record its interest in the operations of the joint venture.

Results of Operations

Net Sales Trends The following table is a summary of domestic and international net sales:

(dollars in millions)	Years Ended December 31, 2001	2000	1999	Percent Change 2001	2000
United States	$ 421	$ 482	$ 504	(13%)	(4%)
International	271	322	401	(16%)	(20%)
Total net sales	$ 692	$ 804	$ 905	(14%)	(11%)

Management's Discussion and Analysis
of Financial Condition and Results of Operations

The net sales decrease in the United States during 2001 was due primarily to the sale of the Company's perfusion services business in the United States effective June 30, 2001 (see "Disposition of Assets and Other Non-Recurring Charges, net"), partially offset by an increase in sales of cardiac surgery products.

The net sales decrease in the United States during 2000 was due primarily to the Company's partial sale of its perfusion product line effective August 31, 2000 (see "Disposition of Assets and Other Non-Recurring Charges, net"), and a one-time $5 million sale of a patent during 1999, partially offset by an increase during 2000 in cardiac surgery sales.

The decreases in international net sales during 2001 and 2000 resulted primarily from a change in accounting for sales in Japan (see "Joint Venture in Japan"). Assuming the change in accounting in Japan was effective as of January 1, 1999, international net sales for the years 2001 and 2000 would have decreased 8% and 4%, respectively. Additionally, excluding the impact of changes in foreign currency exchange rates (primarily the movement of the United States dollar against the Euro and the Japanese Yen), international net sales for the years 2001 and 2000 would have decreased 1% and increased 2%, respectively. These adjusted fluctuations were due primarily to the Company's partial sale of its perfusion product line effective August 31, 2000, offset by an increase in sales of cardiac surgery products.

The impact of foreign currency exchange rate fluctuations on net sales would not necessarily be indicative of the impact on net income due to the corresponding effect of foreign currency exchange rate fluctuations on international manufacturing and operating costs, and Edwards Lifesciences' hedging activities. For more information, see "Quantitative and Qualitative Disclosure About Market Risk."

Net Sales by Product Line The following table is a summary of net sales by product line:

	Years Ended December 31,			Percent Change	
(dollars in millions)	**2001**	2000	1999	**2001**	2000
Cardiac Surgery	$ 329	$ 311	$ 306	6%	2%
Critical Care	210	217	242	(3%)	(10%)
Vascular	49	55	61	(11%)	(10%)
Perfusion	102	207	244	(51%)	(15%)
Other	2	14	52	(86%)	(73%)
Total net sales	$ 692	$ 804	$ 905	(14%)	(11%)

Assuming the change in accounting for sales in Japan was effective as of January 1, 1999, net sales by product line would have been as follows:

	Years Ended December 31,			Percent Change	
(dollars in millions)	**2001**	2000	1999	**2001**	2000
Cardiac Surgery	$ 329	$ 309	$ 299	6%	3%
Critical Care	210	207	209	1%	(1%)
Vascular	49	54	58	(9%)	(7%)
Perfusion	102	202	228	(50%)	(11%)
Other	2	3	15	(33%)	(80%)
Total net sales	$ 692	$ 775	$ 809	(11%)	(4%)

Assuming the change in accounting for sales in Japan was effective as of January 1, 1999, excluding the impact of foreign currency exchange rate fluctuations and assuming the sales of the mechanical cardiac assist product line, the perfusion product line and the perfusion services business had occurred as of January 1, 1999 (see "Disposition of Assets and Other Non-Recurring Charges, net"), net sales by product line would have changed as follows ("Adjusted Net Sales"):

	Years Ended December 31,			Percent Change	
(dollars in millions)	2001	2000	1999	2001	2000
Cardiac Surgery	$ 329	$ 300	$ 279	10%	8%
Critical Care	213	203	201	5%	1%
Vascular	50	53	55	(6%)	(4%)
Perfusion	46	53	54	(14%)	(2%)
Other	1	3	14	(67%)	(79%)
Total net sales	$ 639	$ 612	$ 603	4%	1%

Cardiac Surgery The Adjusted Net Sales growth in 2001 and 2000 in cardiac surgery products resulted primarily from strong sales growth of pericardial tissue valves and repair products. This increase was partially offset by declines in porcine tissue valve sales as a result of competition and as customers upgraded to pericardial tissue valves. Management expects that its cardiac surgery products will continue to serve as a key driver of Edwards Lifesciences' sales growth.

Critical Care The Adjusted Net Sales growth in 2001 and 2000 in critical care products was due primarily to strong sales of advanced technology catheter products and the newer access and hemofiltration product categories, partially offset by the decline in base hemodynamic catheters. Critical care products have been, and are expected to continue to be, significant contributors to Edwards Lifesciences' total sales.

Vascular The decline in Adjusted Net Sales for vascular products resulted primarily from the continued shift to less-invasive therapies and non-surgical options, and the wind-down of a distribution contract in France during 2001. Management continues to see opportunities in peripheral vascular disease treatment and intends to build on the Company's strong base franchise by developing and marketing minimally invasive therapies such as its Lifepath AAA Endovascular Graft System. In September 2001, the Company received approval to re-enter the market in Europe with its Lifepath AAA Endovascular Graft System, and in October 2001 received approval from the Food and Drug Administration to restart clinical studies for the same product in the United States.

Perfusion The Adjusted Net Sales decreases for perfusion were due primarily to a reduction in 2001 of products sales to Jostra AG (see "Disposition of Assets and Other Non-Recurring Charges, net") and a continually increasing number of "beating-heart" coronary artery bypass surgeries in Western Europe, which reduced the need for perfusion services.

Other Other sales include miscellaneous pharmaceutical and distributed products. The decline in Adjusted Net Sales in 2000 was due primarily to the termination of certain distributed products at the end of 1999 and the $5 million sale of a patent during 1999.

Gross Margin

	Years Ended December 31,			Percentage Point Change	
	2001	2000	1999	2001	2000
Gross Margin	53.2%	47.4%	48.5%	5.8 pts.	(1.1) pts.

Assuming the change in accounting in Japan was effective as of January 1, 1999, and assuming the sales of the mechanical cardiac assist product line, the perfusion product line and the perfusion services business had each occurred on January 1, 1999 (see "Disposition of Assets and Other Non-Recurring Charges, net"), the gross profit percentage ("Adjusted Percentage") would have been 57% in 2001, 54% in 2000 and 54% in 1999.

The Adjusted Percentage increase in the gross profit percentage for 2001 was due primarily to increased sales of higher-margin cardiac surgery products. The Adjusted Percentage for 2000 was also favorably impacted by increased sales of higher-margin cardiac surgery products, offset by an unfavorable impact of foreign currency exchange rate fluctuations.

Selling, General and Administrative ("SG&A") Expenses

	Years Ended December 31,			Percentage Point Change	
	2001	2000	1999	**2001**	2000
SG&A expenses as a percentage of net sales	29.3%	26.9%	25.7%	2.4 pts.	1.2 pts.

Assuming the change in accounting in Japan was effective as of January 1, 1999, and assuming the sales of the mechanical cardiac assist product line, the perfusion product line and the perfusion services business had each occurred on January 1, 1999 (see "Disposition of Assets and Other Non-Recurring Charges, net"), SG&A expenses as a percentage of net sales ("Adjusted Percentage") would have been 31% in 2001, 29% in 2000 and 24% in 1999.

The Adjusted Percentage increases in SG&A expenses as a percentage of net sales for 2001 and 2000 were due primarily to additional personnel costs and expenses associated with the Company's operation as an independent company commencing April 1, 2000. Additionally, in 2000, the Company established a $9.5 million reserve for litigation, property taxes and uncollectable receivables.

Research and Development Expenses

	Years Ended December 31,			Percentage Point Change	
	2001	2000	1999	**2001**	2000
Research and development expenses as a percentage of net sales	7.9%	6.8%	6.1%	1.1 pts.	0.7 pts

Assuming the change in accounting in Japan was effective as of January 1, 1999, and assuming the sales of the mechanical cardiac assist product line, the perfusion product line and the perfusion services business had each occurred on January 1, 1999 (see "Disposition of Assets and Other Non-Recurring Charges, net"), research and development expenses as a percentage of net sales ("Adjusted Percentage") would have been 8.7% in 2001, 7.6% in 2000 and 6.6% in 1999.

The Adjusted Percentage increases in research and development expenses for 2001 and 2000 reflect Edwards Lifesciences' commitment to ongoing research and development to deliver clinically advanced new products, to enhance the effectiveness, ease of use, safety and reliability of its current leading products and to expand the applications of its products as appropriate. In furtherance of this commitment, the Company expects to increase in 2002 its research and development expenses by 20% from 2001.

Goodwill Amortization Goodwill amortization was $19 million, $29 million and $34 million in 2001, 2000 and 1999, respectively. The reduction in goodwill amortization for the years 2001 and 2000 resulted primarily from (a) the sale of the perfusion services business in the United States and the disposition of the related goodwill effective June 30, 2001, and (b) the write-down of goodwill effective June 30, 2000 related to the sale of the Company's line of perfusion products in the United States and Western Europe (see "Disposition of Assets and Other Non-Recurring Charges, net").

Upon adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" (see "New Accounting and Disclosure Standards Issued"), effective January 1, 2002 the accounting for goodwill will change from an amortization method to an impairment-only approach, resulting in the elimination of goodwill amortization expense in 2002.

Disposition of Assets and Other Non-Recurring Charges, net

2001 Initiatives

Loss on Sale of Assets ($68 million)

Effective June 30, 2001, the Company sold the stock of Edwards Lifesciences Cardiovascular Resources, Inc. ("ELCR") to an affiliate of Fresenius Medical Care AG ("Fresenius") for cash proceeds of $45 million (the "ELCR Sale"), resulting in a pre-tax loss of $68 million. ELCR provided and managed perfusionists, monitoring systems, capital equipment and disposable material on a contract service basis to hospitals in the United States and Puerto Rico.

The following unaudited pro forma consolidated condensed statement of operations gives effect to the ELCR Sale as if it had occurred on January 1, 2001 and excludes the $68 million loss on the sale. The unaudited pro forma consolidated condensed statement of operations does not purport to be indicative of either the results of future operations or the results of operations that would have occurred had the ELCR Sale been consummated on January 1, 2001. The following are in millions, except per share amounts:

Year Ended December 31,	2001
Net sales	$ 631
Net income	46
Net income per share:	
Basic	0.78
Diluted	0.75

Other Non-Recurring Charges ($15 million)

Based upon the non-strategic nature and declining profitability of certain products in the Company's portfolio (including certain distributed products), the Company decided during 2001 to discontinue its sales effort of these products. The long-lived assets and the investments related to these products were evaluated to determine whether any impairment in their recoverability existed at the determination date. As a result, Edwards Lifesciences assessed whether the estimated cash flows of the products or investments over the estimated lives of the related assets were sufficient to recover their costs. Where such cash flows were insufficient, the Company utilized a discounted cash flow model to estimate the fair value of assets or investments and recorded an impairment charge to adjust the carrying values to estimated fair values. As a result of this evaluation, Edwards Lifesciences recorded a non-cash charge of $15 million, primarily related to the impairment of intangibles ($9 million), the impairment of an investment ($5 million) and the write-down of non-productive assets ($1 million).

2000 Initiatives

Loss on Sale and Abandonment of Assets ($302 million)

During 2000, the Company sold the majority of its United States and Western European assets and rights related to its perfusion products to Jostra AG (the "Jostra Sale"). In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges," the Company recorded a pre-tax impairment charge of $290 million in 2000 to reduce the carrying value of these assets to fair value based upon the estimated net proceeds from the Jostra Sale. Assets subject to this impairment charge consisted primarily of goodwill ($245 million) and special-use manufacturing and support assets. The goodwill impairment charge was calculated based upon a pro rata allocation of the goodwill using the relative fair values of the affected long-lived assets and identifiable intangibles acquired at the inception date of the goodwill. On August 31, 2000, Edwards Lifesciences completed the Jostra Sale for $24 million (consisting of $10 million in cash and a $14 million note receivable, payable in six equal quarterly installments through March 1, 2002, plus interest at an annual effective rate of 8%). All payments under the note have been made.

In conjunction with the Jostra Sale, during 2000 the Company recorded charges to establish a $10 million reserve for personnel costs and a $2 million reserve for exit activities. The personnel costs consisted primarily of severance, medical plan continuation and outplacement services for the approximately 225 employees impacted by the Jostra Sale. The impacted employees were located in Europe, the United States and Puerto Rico, and primarily worked in a manufacturing capacity. The exit activities consisted primarily of information systems costs, contract termination costs and shutdown expenses.

The following table summarizes the utilization of these reserves through December 31, 2001:

(in millions)	Initial Reserve	Utilized in 2000	Balance at December 31, 2000	Utilized in 2001	Balance at December 31, 2001
Personnel costs	$ 10	$ (2)	$ 8	$ (8)	$ —
Exit activities	2	(2)	—	—	—
	$ 12	$ (4)	$ 8	$ (8)	$ —

Gain on Sale of Assets ($35 million)

On June 30, 2000, Edwards Lifesciences transferred the rights, intellectual property and United States assets related to the Novacor mechanical cardiac assist product line to World Heart Corporation ("WorldHeart"). In return, the Company received (a) preferred stock of a subsidiary of WorldHeart which, at Edwards Lifesciences' option, can be exchanged for approximately 5 million shares of WorldHeart's common stock commencing July 2002, bearing a cumulative dividend and maturing in June 2015, and (b) exclusive worldwide distribution rights to the Novacor left ventricular assist system and any ventricular assist technologies developed by WorldHeart. Edwards Lifesciences also will provide components and technical support to WorldHeart for ventricular assist products at agreed upon prices. The Company recorded a pre-tax gain of $35 million during 2000 in connection with this transaction.

As part of the transaction with WorldHeart, the Company invested $20 million in WorldHeart convertible preferred stock. The preferred stock bears a cumulative dividend, matures in June 2007, is callable at any time by WorldHeart and is convertible by Edwards Lifesciences into WorldHeart common stock commencing July 2006. Edwards Lifesciences reports its investments in WorldHeart as available-for-sale securities.

The following unaudited pro forma consolidated condensed statement of operations gives effect to the sales to Jostra AG and WorldHeart by Edwards Lifesciences as if the sales had occurred on January 1, 2000 and exclude the $302 million loss on sale to Jostra AG and the $35 million gain on sale to WorldHeart. The unaudited pro forma consolidated condensed statement of operations does not purport to be indicative of either the results of future operations or the results of operations that would have occurred had the sales been consummated on January 1, 2000. The following amounts are in millions, except per share amounts:

Year Ended December 31,	2000
Net sales	$ 772
Net income	8
Net income per share:	
Basic	0.14
Diluted	0.13

Other Non-Recurring Charges ($45 million)

As a result of Edwards Lifesciences' continuing efforts to focus the Company's product portfolio and effect the Company's business strategy following the spin-off from Baxter, during 2000 the Company decided to discontinue certain products in its portfolio that did not meet the objectives of its business strategy. The long-lived assets or the investments in these products were evaluated to determine whether any impairment in their recoverability existed at the determination date. As a result, Edwards Lifesciences assessed whether the estimated cash flows of the products over the estimated lives of the related assets were sufficient to recover their costs. Where such cash flows were insufficient, the Company utilized a discounted cash flow model to estimate the fair value of assets or investments and recorded an impairment charge to adjust the carrying values to estimated fair values. As a result of this evaluation, Edwards Lifesciences recorded a non-cash charge of $45 million during 2000 primarily related to the impairment of goodwill unrelated to perfusion products ($37 million), the impairment of other intangibles ($5 million) and the write-down of non-productive assets ($3 million).

Non-Recurring Spin-Off Expenses In connection with the spin-off of Edwards Lifesciences from Baxter, Edwards Lifesciences incurred certain one-time costs totaling $18 million during 2000. These costs primarily related to the coordination and implementation of the transaction and the recruitment of personnel to perform new corporate administrative functions.

Other Operating Income Other operating income was $16 million and $14 million in 2001 and 2000, respectively. Other operating income represents the Company's profit interest in the cardiovascular business in Japan beginning on April 1, 2000. For more information, see "Joint Venture in Japan."

Interest Expense, net Interest expense, net was $23 million and $20 million in 2001 and 2000, respectively. The increase in interest expense, net for 2001 resulted primarily from a $6 million payment to unwind an interest rate swap agreement that had locked in a fixed interest rate on $75 million of floating rate debt. The decision to unwind this interest rate swap agreement resulted from the Company's pay-down of underlying floating rate debt not anticipated to be necessary in funding future requirements of working capital, capital expenditures and other financial commitments. The increase in interest expense was partially offset by the impact of the Company's reduction of debt combined with lower interest rates on its floating rate debt.

No interest expense was incurred during 1999 as the Company's indebtedness commenced on March 29, 2000 (see "Liquidity and Capital Resources").

Other Expense, net Other expense, net was $10 million, $4 million and $4 million in 2001, 2000 and 1999, respectively. The increase in 2001 resulted primarily from a $6 million charge related to the impairment of land investments. See Note 11 to the "Consolidated Financial Statements" for a summary of the amounts included in other expense, net.

Provision for Income Taxes The effective income tax rates for 2001 and 2000 were impacted by the non-deductibility of the majority of the charges recorded for the disposition of assets and other non-recurring items (see "Disposition of Assets and Other Non-Recurring Charges, net"). Excluding these non-recurring charges, the effective income tax rate was 28% and 27% for 2001 and 2000, respectively. The effective income tax rate for 1999 was 27%.

Net Income (Loss) Net income (loss), reflecting pro forma adjustments and excluding non-recurring charges, both as identified below, would have been as follows:

(in millions)	Years Ended December 31, 2001	2000	1999
As reported	$ (11)	$ (272)	$ 82
Pro forma adjustments, net of tax [(a)]	—	(9)	(41)
Non-recurring charges, net of tax [(b)]	74	332	—
As adjusted	$ 63	$ 51	$ 41

(a) Reflects the estimated incremental costs associated with being an independent public company and estimated interest expense associated with the Company's debt that would have been incurred assuming the Company's spin-off from Baxter had been completed as of January 1, 1999.

(b) See "Disposition of Assets and Other Non-Recurring Charges, net," "Non-Recurring Spin-Off Expenses," "SG&A Expenses," "Interest Expense, net" and "New Accounting and Disclosure Standards Adopted."

Liquidity and Capital Resources

The Company's sources of cash liquidity include cash and cash equivalents on hand, cash from operations, amounts available under credit facilities and other external sources of funds. The Company believes that these sources are sufficient to fund the current requirements of working capital, capital expenditures and other financial commitments. The Company further believes that it has the financial flexibility to attract long-term capital to fund short-term and long-term growth objectives. However, no assurances can be given that such long-term capital will be available to Edwards Lifesciences on favorable terms, or at all.

The Company has two unsecured revolving credit agreements (the "Credit Facilities") providing for up to an aggregate of $605 million in borrowings in multiple currencies. Borrowings currently bear interest at the London interbank offering rate (LIBOR) plus 0.78%, which includes a facility fee. One of the credit agreements provides for long-term borrowings up to an aggregate of $430 million and expires on March 30, 2005. The other credit agreement provides for short-term borrowings up to an aggregate of $175 million and expires on March 29, 2002. The Company anticipates that it will replace, and make effective as of March 28, 2002, the $175 million credit agreement with a credit agreement for $100 million through March 2003. As of December 31, 2001, approximately $310 million was outstanding under the $430 million credit agreement and no borrowings were outstanding under the $175 million credit agreement. Edwards Lifesciences pays a facility fee, regardless of available or outstanding borrowings, currently at an annual rate of 0.15% for the $430 million credit agreement and 0.125% for the $175 million credit agreement. The Credit Facilities contain various financial and other covenants of Edwards Lifesciences, including a maximum leverage ratio and a minimum interest coverage ratio. All amounts outstanding under the $430 million credit agreement have been classified as long-term obligations, as these borrowings will continue to be refinanced pursuant to this credit agreement.

The Company has a securitization agreement with a financial institution and a qualified special purpose entity whereby it sells without recourse, on a revolving basis, an undivided interest in certain eligible trade accounts receivable. The significant benefits of the securitization are lower cost of funds and differentiated sources of liquidity. At December 31, 2001 the Company had sold $42 million of trade accounts receivable and received funding of $37 million. These proceeds are generally used to reduce revolving lines of credit. The Company has been able to lower its overall effective cost of funds as a result of the interest rate spreads imbedded on the proceeds from the sale of its accounts receivable as opposed to borrowings under the current LIBOR-based credit facility. Additionally, the Company believes that in diversifying its funding sources, the Company's funding availability in the capital markets is strengthened. The securitization agreement expires each December and is renewable for one-year periods at the Company's option. The Company renewed the agreement for a one-year term beginning December 21, 2001. Management believes that the expiration or termination of the securitization agreement will not have an adverse material impact on the Company's financial position or results of operations.

In November 2001, the Company's Board of Directors approved a stock repurchase program authorizing the Company to purchase on the open market and in privately negotiated transactions up to 2 million shares of the Company's outstanding common stock over a three-year period. Stock repurchased under the program will primarily be used to offset dilution resulting from shares issued under the Company's employee stock option programs. During 2001, the Company repurchased 26,800 shares of its common stock at an aggregate cost of approximately $686,000. The timing and size of any future stock repurchases are subject to a variety of factors, including market conditions, stock prices and other cash requirements.

A summary of all of the Company's contractual obligations and commercial commitments as of December 31, 2001 were as follows:

	Payments Due By Period				
(in millions)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 310	$ —	$ —	$ 310	$ —
Operating leases	15	4	7	4	—
Unconditional purchase obligations	9	3	3	2	1
Contractual development obligations[a]	59	9	8	4	38
Total contractual cash obligations	$ 393	$ 16	$ 18	$ 320	$ 39

(a) Contractual development obligations consist primarily of cash that Edwards Lifesciences is obligated to pay to unconsolidated affiliates upon their achievement of product development milestones.

Cash flows provided by operating activities for the year 2001 decreased $37 million from the year 2000 due primarily to a $6 million payment to unwind an interest rate swap (see "Interest Expense, net"), $4 million of incremental personnel and exit costs associated with the Company's sale of its perfusion product line to Jostra AG (see "Disposition of Assets and Other Non-Recurring Charges, net"), increased corporate costs associated with the Company's operation as an independent company commencing April 1, 2000 and increased inventory levels.

Cash flows provided by operating activities for the year 2000 decreased $38 million from the year 1999 due primarily to reduced accounts receivable collections (included in cash flows for 1999 was approximately $25 million related to insurance proceeds associated with hurricane damage at one of the Company's manufacturing facilities) and lower earnings (resulting primarily from interest expense and corporate costs associated with the Company's operation as an independent company commencing April 1, 2000).

Uses of cash for investing activities during the year 2001 included $11 million of investments in various unconsolidated affiliates, an investment in peripheral stent patent technology and other patent-related investments. Cash flows provided by investing activities included $45 million received from the sale of the Company's stock of ELCR and $10 million of installment payments received against a note receivable from Jostra AG (see "Disposition of Assets and Other Non-Recurring Charges, net").

Uses of cash for investing activities during the year 2000 included the purchase of two convertible debentures in Sangamo Biosciences, Inc. (totaling $13 million), which were subsequently converted into common stock during the second quarter 2000, an $8 million investment in A-Med Systems, Inc. and a $20 million investment in World Heart Corporation. During 2000, the Company received $12 million related to the sale of certain of the Company's perfusion product assets (see "Disposition of Assets and Other Non-Recurring Charges, net").

Capital expenditures decreased $8 million to $38 million in 2001, from $46 million in 2000. Capital expenditures during 2001, related primarily to support for manufacturing facilities, information systems and equipment placed at customers. The reduction in 2001 resulted primarily from the completion during 2000 of the expansion and renovation of the Company's corporate headquarters and the sale of the perfusion product line and the perfusion services business. In 2002, the Company expects capital expenditures to be less than $40 million.

Euro Conversion

On January 1, 1999, the European Economic and Monetary Union created and introduced the Euro, the official single currency for the 11 participating member countries. A transition period was in effect from January 1, 1999 through December 31, 2001, during which time transactions were executed in both the Euro and the member countries' individual currencies. Effective January 1, 2002, Euro bank notes were introduced and as of July 1, 2002, the Euro will be the sole legal tender of the European Economic and Monetary Union countries.

Edwards Lifesciences appointed a team of individuals to address all issues associated with the conversion to the Euro. At the time Edwards Lifesciences switched to using the Euro as the sole functional currency for the affected countries, certain modifications that were primarily related to information systems were required. The costs associated with preparing for the conversion and continued use of the Euro were expensed as incurred and were not material to Edwards Lifesciences' financial position, results of operations or cash flows. The potential effects on Edwards Lifesciences' operations include the competitive impact of cross-border price transparency, which may make it more difficult for a business to charge different prices for the same products on a country-by-country basis now that the Euro has begun circulation.

New Accounting and Disclosure Standards Adopted

Effective January 1, 2001, Edwards Lifesciences adopted the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Accounting for the gain or loss due to changes in fair value of the derivative instrument depends on whether the derivative qualifies as a hedge. If the derivative instrument does not qualify as a hedge, the gains or losses are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting varies based upon the type of risk being hedged. Adopting the provisions of SFAS No. 133 on January 1, 2001 resulted in a one-time cumulative after-tax increase in net loss of $1 million and a $5 million decrease in Accumulated Other Comprehensive Income.

Effective January 1, 2001, Edwards Lifesciences adopted the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement replaces SFAS No. 125 and revises the standards for accounting for securitizations and other transfers of financial assets and collateral. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Adoption of this standard did not have a material impact on the Company's consolidated financial statements.

New Accounting and Disclosure Standards Issued

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142, which changes the accounting for goodwill from an amortization method to an impairment-only approach, is effective for fiscal years beginning after December 15, 2001. No transition adjustment was recorded upon adoption of this standard on January 1, 2002. However, adoption of this standard resulted in the elimination of goodwill amortization commencing January 1, 2002.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143, which changes the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs, will be effective for fiscal years beginning after June 15, 2002. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets." SFAS No. 144, which changes the accounting and reporting for the impairment of long-lived assets, is effective for fiscal years beginning after December 15, 2001. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

The Company's business and financial results are affected by fluctuations in world financial markets, including currency exchange rates and interest rates. The Company's hedging policy attempts to manage these risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and costs.

Edwards Lifesciences maintains an overall risk management strategy that utilizes a variety of interest rate and currency derivative financial instruments to mitigate its exposure to fluctuations in interest rate and currency exchange exposures. The derivative instruments used include interest rate swaps, option-based products and forward currency contracts. The Company does not use any of these instruments for trading or speculative purposes. The total notional amounts of the Company's derivative financial instruments at December 31, 2001 and 2000 were $324 million and $415 million, respectively. The notional amounts of interest rate swap agreements, option-based products and forward currency contracts do not represent amounts exchanged by the parties and are not a measure of the Company's exposure through its use of derivatives.

Interest Rate Risk

The Company utilizes interest rate swap agreements in managing its exposure to interest rate fluctuations. Interest rate swap agreements are executed as an integral part of specific debt transactions or on a portfolio basis. The Company's interest rate swap agreements involve agreements to pay a fixed rate and receive a floating rate, at specified intervals, calculated on an agreed-upon notional amount.

As part of its overall risk-management program, the Company performs sensitivity analyses to assess potential gains and losses in earnings and changes in fair values to hypothetical movements in interest rates. A 47 basis-point increase in interest rates (approximately 10 percent of the Company's weighted average interest rate) affecting the Company's financial instruments, including debt obligations and related derivatives and investments, would increase the Company's annual interest expense by approximately $0.7 million.

Currency Risk

The Company is primarily exposed to currency exchange-rate risk with respect to its transactions and net assets denominated in Japanese Yen and the Euro. Business activities in various currencies expose the Company to the risk that the eventual net dollar cash inflows resulting from transactions with foreign customers and suppliers denominated in foreign currencies may be adversely affected by changes in currency exchange rates. The Company manages these risks utilizing various types of foreign exchange contracts. The Company also enters into foreign exchange contracts to hedge anticipated, but not yet committed, sales expected to be denominated in foreign currencies. In addition, the Company hedges certain of its net investments in international affiliates. Such contracts hedge the United States dollar value of foreign currency denominated net assets from the effects of volatility in currency exchange rates by creating debt denominated in the respective currencies of the underlying net assets. Any changes in the carrying value of these net investments that are a result of fluctuations in currency exchange rates are offset by changes in the carrying value of the foreign currency denominated debt that are a result of the same fluctuations in currency exchange rates.

As part of the strategy to manage risk while minimizing hedging costs, the Company utilizes both foreign currency forward exchange contracts and option-based products in managing its exposure to currency rate fluctuations. Option-based products consist primarily of purchased put options in conjunction with written (sold) call options to create collars. Option-based products are agreements that either grant the Company the right to receive, or require the Company to make payments at, specified currency rate levels.

As part of its risk-management process, the Company uses a value-at-risk ("VAR") methodology in connection with other management tools to assess and manage its foreign currency financial instruments and measure any potential loss in earnings as a result of adverse movements in currency exchange rates. The Company utilizes a Monte Carlo simulation, with a 95 percent confidence level, using spot and three-month implied volatilities as stochastic variables and correlations (as of the measurement date) to estimate this potential loss. The Company's calculated VAR at December 31, 2001, with a maturity of up to one year, is $2 million. This amount excludes the potential effects of any changes in the value of the underlying transactions or balances. The Company's calculated VAR exposure represents an estimate of reasonably possible net losses that would be recognized on its portfolio of financial instruments assuming hypothetical movements in future market rates and is not necessarily indicative of actual results which may occur. It does not represent the maximum possible loss or any expected loss that may occur. Actual future gains or losses may differ from (and could be significantly greater than) these estimates based upon actual fluctuations in market rates, operating exposures and the timing thereof, and changes in the Company's portfolio of derivatives during the measured periods. In addition, the assumption within the VAR model is that changes in currency exchange rates are adverse, which may not be the case. Any loss incurred on the financial instruments is expected to be offset by the effects of currency movements on the hedging of all exposures; there may be currency exchange-rate gains or losses in the future.

Credit Risk

Derivative financial instruments used by the Company involve, to varying degrees, elements of credit risk in the event a counter-party should default and market risk as the instruments are subject to rate and price fluctuations. Credit risk is managed through the use of credit standard guidelines, counter-party diversification, monitoring of counter-party financial condition and master netting agreements in place with all derivative counter-parties. Credit exposure of derivative financial instruments is represented by the fair value effects of contracts with a positive fair value at December 31, 2001, reduced by the effects of master netting agreements. Additionally, at December 31, 2001, all derivative financial instruments, based on notional amounts, were with commercial banks and investment banking firms assigned investment grade ratings of "AA" or better by national rating agencies. The Company does not anticipate non-performance by its counter-parties and has no reserves related to non-performance as of December 31, 2001; the Company has not experienced any counter-party default during the three years ended December 31, 2001.

Concentrations of Credit Risk

In the normal course of business, Edwards Lifesciences provides credit to customers in the health-care industry, performs credit evaluations of these customers and maintains reserves for potential credit losses, which, when realized, have been within the range of management's allowance for doubtful accounts during all periods presented.

Sales to Baxter, acting in the capacity of the Company's distributor subsequent to the Distribution, represented 11% and 12% of the Company's total net sales for 2001 and 2000, respectively.

Other Risks

The Company has invested in several unconsolidated affiliates valued as of December 31, 2001 at $93 million, of which approximately $74 million is attributable to the Company's investment in World Heart Corporation (see "Disposition of Assets and Other Non-Recurring Charges, net"). The valuation of these investments is dependent upon the affiliates' abilities to achieve development milestones and cash flow projections. While a reduction in the fair values of the unconsolidated affiliates could have a material adverse impact to Edwards Lifesciences' operating results, management believes a reduction in the fair values of the affiliates would not be material to Edwards Lifesciences' financial position or cash flows.

Report of Management

The management of Edwards Lifesciences is responsible for the integrity of the financial information presented in this Annual Report to Shareholders. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. Where necessary, they reflect estimates based on management's judgment.

Management relies upon established accounting procedures and related systems of internal control for meeting its responsibilities to maintain reliable financial records. These systems are designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's intentions. Internal auditors periodically review the accounting and control systems, and these systems are revised if and when weaknesses or deficiencies are found.

The Audit and Public Policy Committee of the Board of Directors, composed of directors from outside the Company, meets regularly with management, the Company's internal auditors and its independent accountants to discuss audit scope and results, internal control evaluations, and other accounting, reporting and financial matters. The independent accountants and internal auditors have access to the Audit and Public Policy Committee without management's presence.

Michael A. Mussallem
Chairman & Chief Executive Officer

Bruce J. Bentcover
Corporate Vice President, Chief Financial Officer & Treasurer

Report of Independent Accountants

To the Board of Directors and Shareholders of Edwards Lifesciences Corporation

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Edwards Lifesciences Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company was required to adopt the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

PricewaterhouseCoopers LLP
Orange County, California
February 5, 2002

Consolidated Balance Sheets

December 31, *(in millions, except share data)*	2001	2000
Assets		
Current assets		
Cash and cash equivalents	$ 48	$ 28
Accounts receivable, net of allowances of $5 and $5	85	107
Other receivables	16	22
Inventories	87	87
Deferred income taxes	18	23
Prepaid expenses	19	14
Other current assets	20	20
Total current assets	293	301
Property, plant and equipment, net	178	183
Goodwill and other intangibles, net	402	511
Investments in unconsolidated affiliates	93	98
Other assets	7	14
Total assets	$ 973	$ 1,107
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 183	$ 177
Short-term debt	1	61
Total current liabilities	184	238
Long-term debt	310	367
Other liabilities	20	62
Commitments and contingent liabilities		
Stockholders' equity		
Preferred stock, $0.01 par value, authorized 50,000,000 shares, no shares outstanding	—	—
Common stock, $1.00 par value, authorized 350,000,000 shares, 59,327,872 and 58,668,393 shares outstanding	59	59
Additional contributed capital	287	277
Retained earnings	88	103
Accumulated other comprehensive income	26	1
Common stock in treasury, at cost	(1)	—
Total stockholders' equity	459	440
Total liabilities and stockholders' equity	$ 973	$ 1,107

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

Years Ended December 31, *(in millions, except per share information)*	2001	2000	1999
Net sales	$ 692	$ 804	$ 905
Cost of goods sold	324	423	466
Gross profit	368	381	439
Selling, general and administrative expenses	203	216	233
Research and development expenses	55	55	55
Goodwill amortization	19	29	34
Disposition of assets and other non-recurring charges, net	83	312	—
Non-recurring spin-off expenses	—	18	—
Other operating income	(16)	(14)	—
Operating income (loss)	24	(235)	117
Interest expense, net	23	20	—
Other expense, net	10	4	4
Income (loss) before provision for income taxes	(9)	(259)	113
Provision for income taxes	1	13	31
Income (loss) before cumulative effect of change in accounting principle	(10)	(272)	82
Cumulative effect of change in accounting principle, net of tax (Note 2)	(1)	—	—
Net income (loss)	$ (11)	$ (272)	$ 82
Share information (Note 1):			
Earnings per basic and diluted share			
Loss before cumulative effect of change in accounting principle	$ (0.17)	—	—
Cumulative effect of change in accounting principle (Note 2)	$ (0.02)	—	—
Net loss	$ (0.19)	—	—
Weighted average number of common shares outstanding			
Basic	59	—	—
Diluted	59	—	—

The accompanying notes are an integral part of these consolidated financial statements.



Consolidated Statements of Cash Flows

Years Ended December 31, *(in millions)*	2001	2000	1999
Cash flows provided by operating activities			
Net income (loss)	$ (11)	$ (272)	$ 82
Adjustments			
Dispositions and write-downs of assets and other non-recurring charges, net	89	333	—
Depreciation and amortization	57	74	84
Deferred income taxes	(30)	(1)	2
Other	(7)	15	10
Changes in operating assets and liabilities, net of effect from de-consolidation of Japan business (Note 1)			
Accounts and other receivables	(5)	(8)	14
Inventories	(7)	1	(14)
Accounts payable and accrued liabilities	7	1	(1)
Other	8	(5)	(1)
Net cash provided by operating activities	101	138	176
Cash flows from investing activities			
Proceeds from sale of business	45	—	—
Capital expenditures	(38)	(46)	(42)
Purchase of convertible debentures	—	(13)	—
Investments in unconsolidated affiliates	(11)	(28)	—
Proceeds from asset dispositions	10	12	—
Investments in intangible assets	(8)	(1)	—
Other	(2)	—	(7)
Net cash used in investing activities	(4)	(76)	(49)
Cash flows from financing activities			
Proceeds from issuance of short-term debt	26	220	—
Payments on short-term debt	(86)	(69)	—
Proceeds from issuance of long-term debt	180	449	—
Payments on long-term debt	(211)	(159)	—
Proceeds from accounts receivable securitization, net	5	32	
Payments to Baxter International Inc., net	—	(511)	(127)
Other	8	1	—
Net cash used in financing activities	(78)	(37)	(127)
Effect of currency exchange rate changes on cash and cash equivalents	1	3	—
Net increase in cash and cash equivalents	20	28	—
Cash and cash equivalents at beginning of year	28	—	—
Cash and cash equivalents at end of year	$ 48	$ 28	$ —
Supplemental disclosures			
Cash paid during the year for:			
Interest	$ 19	$ 17	$ —
Income taxes	10	6	—
Non-cash transactions:			
De-consolidation of Japan business (Note 1)	$ —	$ 43	$ —
Sale of inventory in exchange for note receivable (Note 3)	—	14	—
Net assets sold in consideration for convertible preferred stock (Note 3)	—	13	—

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

Years Ended December 31, *(in millions)*	2001	2000	1999
Common Stock			
Beginning of year	$ 59	$ —	$ —
Common stock issued in connection with the Distribution	—	58	—
Common stock issued under employee benefit plans	—	1	—
End of year	$ 59	$ 59	$ —
Additional Contributed Capital			
Beginning of year	$ 277	$ —	$ —
Common stock issued in connection with the Distribution	—	270	—
Stock options issued to non-employees	2	2	—
Common stock issued under employee benefit plans	8	5	—
End of year	$ 287	$ 277	$ —
Retained Earnings			
Beginning of year	$ 103	$ 418	$ 336
De-consolidation of Japan	—	(43)	—
Elimination of reporting lag for certain international operations (Note 2)	(4)	—	—
Net income (loss)	(11)	(272)	82
End of year	$ 88	$ 103	$ 418
Investment by Baxter International Inc., net			
Beginning of year	$ —	$ 833	$ 960
Investments by and advances from (payments to) Baxter International Inc., net	—	(833)	(127)
End of year	$ —	$ —	$ 833
Treasury Stock			
Beginning of year	$ —	$ —	$ —
Purchases	(1)	—	—
End of year	$ (1)	$ —	$ —
Accumulated Other Comprehensive Income (Loss)			
Beginning of year	$ 1	$ (27)	$ (25)
Other comprehensive income (loss)	25	28	(2)
End of year	$ 26	$ 1	$ (27)
Total stockholders' equity	$ 459	$ 440	$ 1,224
Comprehensive Income (Loss)			
Currency translation adjustments, net of tax	$ 30	$ (1)	$ (1)
Unrealized net gain (loss) on investments in unconsolidated affiliates, net of tax	(6)	2	(1)
Net unrealized gain on cash flow hedges, net of tax	1	—	—
Currency translation adjustment in connection with the Distribution	—	27	—
Other comprehensive income (loss)	25	28	(2)
Net income (loss)	(11)	(272)	82
Total comprehensive income (loss)	$ 14	$ (244)	$ 80

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1.

DESCRIPTION OF BUSINESS

Edwards Lifesciences Corporation is a global provider of products and technologies that are designed to treat advanced cardiovascular disease. Edwards Lifesciences' sales are categorized in four main product areas: cardiac surgery, critical care, vascular and perfusion. Edwards Lifesciences' cardiac surgery portfolio is comprised of products relating to heart valve therapy and cannulae products used during open-heart surgery. Edwards Lifesciences is the world's leader in, and has been a pioneer in the development and commercialization of, tissue valves and repair products used to replace or repair a patient's diseased or defective heart valve. In the critical care area, Edwards Lifesciences is a world leader in hemodynamic monitoring systems that are used to measure a patient's heart function, and also provides central venous access products for fluid and drug delivery. Edwards Lifesciences' vascular portfolio includes a line of balloon catheter-based products, surgical clips and inserts, angioscopy equipment, and artificial implantable grafts, as well as an endovascular system used to treat life-threatening abdominal aortic aneurysms less invasively. In the perfusion category, Edwards Lifesciences designs, develops, manufactures and markets in regions outside of the United States and Western Europe, a diverse line of disposable products used during cardiopulmonary bypass procedures, including oxygenators, blood containers, filters and related devices (see Note 3). Effective June 30, 2001, the Company sold its perfusion services business in the United States to an affiliate of Fresenius Medical Care AG (see Note 3). The Company continues to maintain its perfusion services business in Europe.

Edwards Lifesciences Corporation was incorporated under the original name of CVG Controlled Inc. in Delaware on September 10, 1999, as a subsidiary of Baxter International Inc. ("Baxter"). On March 31, 2000 (the "Distribution Date"), Baxter transferred its cardiovascular business (the "Edwards Lifesciences Business") to Edwards Lifesciences in connection with a tax-free spin-off by Baxter of the Edwards Lifesciences Business. The spin-off was effected on the Distribution Date through a distribution of 58.1 million shares of Edwards Lifesciences' common stock (the "Distribution") to Baxter stockholders of record on March 29, 2000, resulting in Edwards Lifesciences operating as an independent entity commencing April 1, 2000 with publicly traded common stock. Unless the context indicates otherwise, references to the "Company" and "Edwards Lifesciences" refer to Baxter's cardiovascular business for periods prior to April 1, 2000 and to Edwards Lifesciences Corporation and its subsidiaries for the periods on or after such date. No annual earnings per share data are presented for 1999 and 2000 as the Edwards Lifesciences earnings were part of Baxter's earnings through the close of business on March 31, 2000.

Baxter performs certain services for Edwards Lifesciences pursuant to various agreements that are outlined in Note 10. However, unless released by third parties, Baxter may remain liable for certain lease and other obligations and liabilities that were transferred to and assumed by Edwards Lifesciences. Edwards Lifesciences is obligated to indemnify Baxter for liabilities related to those transferred obligations and liabilities.

Subsequent to the Distribution, the cardiovascular business in Japan is being operated pursuant to a joint venture under which a Japanese subsidiary of Baxter retains ownership of the Japanese business assets, but a subsidiary of Edwards Lifesciences holds a 90% profit interest. Edwards Lifesciences has an option to purchase the Japanese business assets that may be exercised no earlier than August 1, 2002 and no later than March 31, 2005. The Japanese operations are consolidated in the accompanying Consolidated Statements of Operations for periods prior to the Distribution, consistent with the treatment of the Company's operations while a part of Baxter. Subsequent to the Distribution, Edwards Lifesciences (a) recognizes its shipments into the joint venture as sales at distributor price at the time the joint venture sells to the end customer, and (b) utilizes the equity method of accounting to record its interest in the operations of the joint venture in Other Operating Income in the Consolidated Statements of Operations.

Notes to Consolidated Financial Statements

NOTE 2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Edwards Lifesciences have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("GAAP") and have been applied consistently in all material respects. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Estimates are used in accounting for, among other items, sales returns and reserves, rebate reserves, allowances for doubtful accounts, excess and obsolete, inventory, investments in unconsolidated affiliates, workers' compensation, employee benefits, income taxes, reserves and contingencies.

Basis of Presentation

The consolidated financial statements have been prepared using Baxter's historical bases in the assets and liabilities and the historical results of operations of the Edwards Lifesciences Business prior to the Distribution, operated primarily as a division of Baxter, and continuing as a separate legal entity, Edwards Lifesciences Corporation and its subsidiaries, subsequent to the Distribution. All material intercompany balances have been eliminated. Prior to the Distribution, the combined financial statements included allocations of certain Baxter corporate assets, liabilities and expenses to the Edwards Lifesciences Business, which were allocated on the basis that was considered by Baxter management to reflect most fairly or reasonably the utilization of the services provided to or the benefit obtained by the Edwards Lifesciences Business (see Note 10). Typical measures and activity indicators used for allocation purposes included headcount, sales, payroll expense, or the specific level of activity related to the allocated item. Management believes the methods used to allocate amounts were reasonable. However, the financial information included herein does not necessarily reflect what the financial position, results of operations and cash flows of the Company would have been had it operated as a stand-alone public entity during the periods prior to the Distribution, and may not be indicative of future operations, cash flows or financial position. The consolidated financial statements do not include an allocation of Baxter's consolidated debt and interest expense prior to the Distribution. Certain reclassifications of previously reported amounts have been made to conform to classifications used in the current year, and a $14 million reclassification between inventory and accounts payable at December 31, 2000 was made to correct certain intercompany transactions outside the United States.

Fiscal Year of International Operations

Prior to 2001, certain operations outside the United States had been included in the consolidated financial statements on the basis of fiscal years ending November 30 in order to facilitate timely consolidation. This one-month lag was eliminated as of the beginning of 2001 for these international operations as it was no longer required to achieve a timely consolidation. The December 2000 net loss from operations of $4 million for these entities was recorded as an adjustment to retained earnings on January 1, 2001.

Foreign Currency Translation

The Company follows the principles of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Accordingly, when the local currency of its foreign entities is the functional currency, all assets and liabilities, other than those located in highly inflationary countries, are translated into United States dollars at the rate of exchange in effect at the balance sheet date. Income and expense items are translated at the weighted average exchange rate prevailing during the period. The effects of foreign currency translation adjustments for these entities are deferred and included as a component of stockholders' equity. When foreign affiliates operate in highly inflationary countries, non-monetary amounts are remeasured at historical exchange rates while monetary assets and liabilities are remeasured at the current rate with the related adjustments reflected in Other Expense, net. The effects of foreign currency transactions denominated in a currency other than the Company's functional currency are included in Other Expense, net.

Notes to Consolidated Financial Statements

Revenue Recognition

The Company recognizes revenue from product sales when title transfers, and for services as performed. For product sales into the Company's Japan joint venture (see Note 1), the Company recognizes revenue when title transfers from the joint venture to the end customer. For certain products, the Company maintains consigned inventory at customer locations. For these products, revenue is recognized at the time the Company is notified that the customer has used the inventory. The Company reduces revenue with reserves for estimated price concessions and sales returns, and allowances are provided at the time revenue is recognized in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists."

Cash Equivalents

The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are valued at cost, which approximates fair value.

Accounts Receivable Securitization

The Company accounts for the securitization of accounts receivable in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." When the Company sells accounts receivable in securitizations, a subordinated retained interest in the securitized portfolio is retained by the Company. Gain or loss on sale of the accounts receivable depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Because quoted market prices are generally not available to determine the Company's fair value of the retained interest, the Company estimates the fair value of the retained interest by estimating future expected credit losses to determine the future expected cash flows, which generally approximate fair value given the securitized portfolio's short-term weighted average life. At the time the receivables are sold, the balances are removed from the Consolidated Balance Sheets. Costs associated with the sale of receivables, primarily related to the discount and loss on sale, are included in Other Expense, net.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs, and for other inventory classifications is based on net realizable value.

December 31, *(in millions)*	2001	2000
Raw materials	$ 22	$ 19
Work in process	24	19
Finished products	41	49
	$ 87	$ 87

Reserves for excess and obsolete inventory were approximately $9 million and $8 million at December 31, 2001 and 2000, respectively. During the years ended December 31, 2001, 2000 and 1999, the Company allocated $3 million, $5 million and $4 million, respectively, of general and administrative costs to inventory. General and administrative costs included in both the December 31, 2001 and 2000 inventory balances were $1 million.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization are principally calculated for financial reporting purposes on the straight-line method over the estimated useful lives of the related assets, which range from 20 to 50 years for buildings and improvements and from three to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility leases or the asset, whichever is shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes.

December 31, *(in millions)*	2001	2000
Land	$ 24	$ 24
Buildings and leasehold improvements	66	61
Machinery and equipment	180	188
Equipment with customers	46	35
Construction in progress	6	19
	322	327
Accumulated depreciation and amortization	(144)	(144)
	$ 178	$ 183

Depreciation expense was $27 million, $34 million and $37 million for the years ended December 31, 2001, 2000 and 1999, respectively. Repairs and maintenance expense was $11 million, $10 million and $8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over estimated useful lives ranging from 15 to 40 years (see "New Accounting and Disclosure Standards Issued").

Other intangible assets include purchased patents, trademarks and other identified rights and are amortized on a straight-line basis over their legal or estimated useful lives, whichever is shorter (generally not exceeding 20 years).

December 31, *(in millions)*	2001	2000
Goodwill	$ 579	$ 703
Accumulated amortization	(245)	(271)
	334	432
Other intangible assets	173	181
Accumulated amortization	(105)	(102)
	68	79
Total goodwill and other intangible assets	$ 402	$ 511

Management reviews the carrying amounts of goodwill and other intangibles whenever events and circumstances indicate that the carrying amounts of an asset may not be recoverable. Impairment indicators include, among other conditions, cash flow deficits, historic or anticipated declines in revenue or operating profit and adverse legal or regulatory developments. If it is determined that such indicators are present and the review indicates that the assets will not be fully recoverable, based on undiscounted estimated cash flows over the remaining amortization periods, their carrying values are reduced to estimated fair market value. Estimated fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. For the purpose of identifying and measuring impairment, assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of the cash flows generated by other asset groups. Based upon management's assessment of the future undiscounted operating cash flows of acquired businesses, the carrying values of goodwill and other intangible assets at December 31, 2001 have not been impaired.

Investments in Unconsolidated Affiliates

Investments in unconsolidated affiliates are accounted for under the cost method and have been designated as available-for-sale in accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These investments are carried at fair market value, with unrealized gains and losses reported in stockholders' equity as Accumulated Other Comprehensive Income. Gains or losses on investments sold are based on the specific identification method. The fair values of certain investments are based on quoted market prices. For other investments, various methods are used to estimate fair value, including external valuations and discounted cash flows.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Edwards Lifesciences' operations were included in Baxter's consolidated United States federal and state income tax returns and in the tax returns of certain Baxter foreign subsidiaries prior to the Distribution. The provision for income taxes prior to the Distribution has been determined as if Edwards Lifesciences had filed separate tax returns under its existing structure for the periods presented. Prior to the Distribution, all income taxes were settled with Baxter on a current basis through the Investment by Baxter International Inc., net account.

Notes to Consolidated Financial Statements

Investment by Baxter International Inc., net

Investment by Baxter International Inc., net includes common stock, additional paid-in capital and net intercompany balances with Edwards Lifesciences that were contributed at the time of the spin-off. Baxter did not manage the activity in this account on the basis of separate legal entities. There is no distinction in this account between net investments in and net advances to Edwards Lifesciences as there was no term associated with the cash infusions and no intent or expectation that the infusions would be remitted to Baxter.

Research and Development Costs

Research and development costs are charged to expense when incurred.

Earnings Per Share

Earnings per share are calculated in accordance with SFAS No. 128, "Earnings per Share," which requires the Company to report both basic earnings per share, based on the weighted-average number of common shares outstanding, and diluted earnings per share, based on the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options. No earnings per share data are presented in the Consolidated Statements of Operations for 1999 and 2000 as the Edwards Lifesciences earnings were part of Baxter's earnings through the close of business on March 31, 2000.

Derivatives

Edwards Lifesciences maintains an overall risk management strategy that incorporates the use of a variety of interest rate and currency derivative financial instruments to mitigate its exposure to significant unplanned fluctuations in earnings caused by volatility in interest rate and currency exchange rates. Derivative instruments that are used as part of the Company's interest and foreign exchange rate management strategy include interest rate swaps, option-based products and forward exchange contracts. These instruments are designated as cash flow hedges. Edwards Lifesciences does not use any of these instruments for trading or speculative purposes.

The Company uses interest rate swaps to convert floating-rate debt to fixed-rate debt. The Company's interest rate swap agreements involve agreements to pay a fixed rate and receive a floating rate, at specified intervals, calculated on an agreed-upon notional amount. The debt and amounts that the Company hedges are determined based on prevailing market conditions and the current shape of the yield curve. Interest rate swap agreements are executed as an integral part of specific debt transactions.

The Company utilizes forward exchange contracts and option contracts to hedge a portion of its exposure to forecasted intercompany foreign currency transactions. These contracts provide for the purchase or sale of foreign currencies at specified future dates at specified exchange rates. These contracts are entered into to reduce the risk that the Company's earnings and cash flows resulting from certain forecasted intercompany transactions will be adversely affected by changes in foreign currency exchange rates.

Derivative instruments used by Edwards Lifesciences involve, to varying degrees, elements of credit risk, in the event a counter-party should default, and market risk, as the instruments are subject to rate and price fluctuations. Credit risk is managed through the use of credit standard guidelines, counter-party diversification, monitoring of counter-party financial condition and International Swap Dealers Association master netting agreements in place with all derivative counter-parties. All derivative financial instruments are with commercial banks and investment banking firms assigned investment grade ratings of "AA" or better with national rating agencies.

All derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative as either (a) a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge), or (b) a hedge of an exposure to changes in the fair value of an asset, liability, or an unrecognized firm commitment (a "fair value" hedge). Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge to the extent that the hedge is effective, are recorded in Other Comprehensive Income until earnings are affected by the variability of cash flows of the hedged transaction (e.g., until periodic settlements of a variable asset or liability are recorded in earnings). Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a foreign-currency hedge, are recorded in either current-period earnings or Other Comprehensive Income, depending on whether the hedging relationship satisfies the criteria for a fair-value or cash-flow hedge.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges or specific firm commitments or forecasted transactions. The Company also formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness.

When it is determined that a derivative is not, or has ceased to be, highly effective as a hedge, the Company discontinues hedge accounting prospectively. A derivative ceases to be highly effective when (a) the Company determines that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item such as firm commitments or forecasted transactions, (b) it is no longer probable that the forecasted transaction will occur, (c) the derivative expires or is sold, terminated or exercised, or (d) management determines that designating the derivative as a hedging instrument is no longer appropriate.

When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in Accumulated Other Comprehensive Income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in Accumulated Other Comprehensive Income will be recognized immediately in earnings. In a situation in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings.

Comprehensive Income

Comprehensive income encompasses all changes in equity other than those arising from transactions with stockholders, and consists of net income, currency translation adjustments and unrealized net gains and losses on cash flow hedges and investments in unconsolidated affiliates.

New Accounting and Disclosure Standards Adopted

Effective January 1, 2001, Edwards Lifesciences adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Accounting for the gain or loss due to changes in fair value of the derivative instrument depends on whether the derivative qualifies as a hedge. If the derivative instrument does not qualify as a hedge, the gains or losses are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting varies based upon the type of risk being hedged. Adopting the provisions of SFAS No. 133 on January 1, 2001 resulted in a one-time cumulative after-tax increase in net loss of $1 million. In addition, the Company recorded the following one-time cumulative after-tax adjustments to Accumulated Other Comprehensive Income:

(in millions)	Unrealized Gain (Loss)
Related to previously designated cash flow hedging relationships:	
Fair value of hedging instruments	$ (7)
Previously deferred hedging gains and losses	2
Total cumulative effect of adoption on Accumulated Other Comprehensive Income, net of tax	$ (5)

Effective January 1, 2001, Edwards Lifesciences adopted the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement replaces SFAS No. 125 and revises the standards for accounting for securitizations and other transfers of financial assets and collateral. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Adoption of this standard did not have a material impact on the Company's consolidated financial statements.

New Accounting and Disclosure Standards Issued

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142, which changes the accounting for goodwill from an amortization method to an impairment-only approach, is effective for fiscal years beginning after December 15, 2001. No transition adjustment was recorded upon adoption of this standard on January 1, 2002. However, adoption of this standard resulted in the elimination of goodwill amortization commencing January 1, 2002.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143, which changes the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs, will be effective for fiscal years beginning after June 15, 2002. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets." SFAS No. 144, which changes the accounting and reporting for the impairment of long-lived assets, is effective for fiscal years beginning after December 15, 2001. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

NOTE 3.

DISPOSITION OF ASSETS AND OTHER NON-RECURRING CHARGES, NET

During 2001 and 2000, Edwards Lifesciences recorded non-recurring charges comprised of the following:

2001 Initiatives

Loss on Sale of Assets ($68 million) Effective June 30, 2001, the Company sold the stock of Edwards Lifesciences Cardiovascular Resources, Inc. ("ELCR") to an affiliate of Fresenius Medical Care AG ("Fresenius") for cash proceeds of $45 million (the "ELCR Sale"), resulting in a pre-tax loss of $68 million. ELCR provided and managed perfusionists, monitoring systems, capital equipment and disposable material on a contract service basis to hospitals in the United States and Puerto Rico.

The following unaudited pro forma consolidated condensed statement of operations gives effect to the ELCR Sale as if it had occurred on January 1, 2001 and excludes the $68 million loss on the sale. The unaudited pro forma consolidated condensed statement of operations does not purport to be indicative of either the results of future operations or the results of operations that would have occurred had the ELCR Sale been consummated on January 1, 2001. The following are in millions, except per share amounts:

Year Ended December 31,	2001
Net sales	$ 631
Net income	46
Net income per share:	
Basic	0.78
Diluted	0.75

Other Non-Recurring Charges ($15 million) Based upon the non-strategic nature and declining profitability of certain products in the Company's portfolio (including certain distributed products), the Company decided during 2001 to discontinue its sales effort of these products. The long-lived assets and the investments related to these products were evaluated to determine whether any impairment in their recoverability existed at the determination date. As a result, Edwards Lifesciences assessed whether the estimated cash flows of the products or investments over the estimated lives of the related assets were sufficient to recover their costs. Where such cash flows were insufficient, the Company utilized a discounted cash flow model to estimate the fair value of assets or investments and recorded an impairment charge to adjust the carrying values to estimated fair values. As a result of this evaluation, Edwards Lifesciences recorded a non-cash charge of $15 million, primarily related to the impairment of intangibles ($9 million), the impairment of an investment ($5 million) and the write-down of non-productive assets ($1 million).

2000 Initiatives

Loss on Sale and Abandonment of Assets ($302 million) During 2000, the Company sold the majority of its United States and Western European assets and rights related to its perfusion products to Jostra AG (the "Jostra Sale"). In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges," the Company recorded a pre-tax impairment charge of $290 million in 2000 to reduce the carrying value of these assets to fair value based upon the estimated net proceeds from the Jostra Sale. Assets subject to this impairment charge consisted primarily of goodwill ($245 million) and special-use manufacturing and support assets. The goodwill impairment charge was calculated based upon a pro rata allocation of the goodwill using the relative fair values of the affected long-lived assets and identifiable intangibles acquired at the inception date of the goodwill. On August 31, 2000, Edwards Lifesciences completed the Jostra Sale for $24 million (consisting of $10 million in cash and a $14 million note receivable, payable in six equal quarterly installments through March 1, 2002, plus interest at an annual effective rate of 8%). All payments under the note have been made.

In conjunction with the Jostra Sale, during 2000 the Company recorded charges to establish a $10 million reserve for personnel costs and a $2 million reserve for exit activities. The personnel costs consisted primarily of severance, medical plan continuation and outplacement services for the approximately 225 employees impacted by the Jostra Sale. The impacted employees were located in Europe, the United States and Puerto Rico, and primarily worked in a manufacturing capacity. The exit activities consisted primarily of information systems costs, contract termination costs and shutdown expenses.

The following table summarizes the utilization of these reserves through December 31, 2001:

(in millions)	Initial Reserve	Utilized in 2000	Balance at December 31, 2000	Utilized in 2001	Balance at December 31, 2001
Personnel costs	$ 10	$ (2)	$ 8	$ (8)	$ —
Exit activities	2	(2)	—	—	—
	$ 12	$ (4)	$ 8	$ (8)	$ —

Gain on Sale of Assets ($35 million) On June 30, 2000, Edwards Lifesciences transferred the rights, intellectual property and United States assets related to the Novacor mechanical cardiac assist product line to World Heart Corporation ("WorldHeart"). In return, the Company received (a) preferred stock of a subsidiary of WorldHeart, which, at Edwards Lifesciences' option, can be exchanged for approximately 5 million shares of WorldHeart's common stock commencing July 2002, bearing a cumulative dividend and maturing in June 2015, and (b) exclusive worldwide distribution rights to the Novacor left ventricular assist system and any ventricular assist technologies developed by WorldHeart. Edwards Lifesciences also will provide components and technical support to WorldHeart for ventricular assist products at agreed upon prices. The Company recorded a pre-tax gain of $35 million during 2000 in connection with this transaction.

As part of the transaction with WorldHeart, the Company invested $20 million in WorldHeart convertible preferred stock. The preferred stock bears a cumulative dividend, matures in June 2007, is callable at any time by WorldHeart and is convertible by Edwards Lifesciences into WorldHeart common stock commencing July 2006. Edwards Lifesciences reports its investments in WorldHeart as available-for-sale securities.

The following unaudited pro forma consolidated condensed statement of operations gives effect to the sales to Jostra AG and WorldHeart by Edwards Lifesciences as if the sales had occurred on January 1, 2000 and exclude the $302 million loss on sale to Jostra AG and the $35 million gain on sale to WorldHeart. The unaudited pro forma consolidated condensed statement of operations does not purport to be indicative of either the results of future operations or the results of operations that would have occurred had the sales been consummated on January 1, 2000. The following amounts are in millions, except per share amounts:

Year Ended December 31,	2000
Net sales	$ 772
Net income	8
Net income per share:	
Basic	0.14
Diluted	0.13

Other Non-Recurring Charges ($45 million) As a result of Edwards Lifesciences' continuing efforts to focus the Company's product portfolio and effect the Company's business strategy following the spin-off from Baxter, during 2000 the Company decided to discontinue certain products in its portfolio that did not meet the objectives of its business strategy. The long-lived assets or the investments in these products were evaluated to determine whether any impairment in their recoverability existed at the determination date. As a result, Edwards Lifesciences assessed whether the estimated cash flows of the products over the estimated lives of the related assets were sufficient to recover their costs. Where such cash flows were insufficient, the Company utilized a discounted cash flow model to estimate the fair value of assets or investments and recorded an impairment charge to adjust the carrying values to estimated fair values. As a result of this evaluation, Edwards Lifesciences recorded a non-cash charge of $45 million during 2000 primarily related to the impairment of goodwill unrelated to perfusion products ($37 million), the impairment of other intangibles ($5 million) and the write-down of non-productive assets ($3 million).

NOTE 4.

ACCOUNTS RECEIVABLE SECURITIZATION

Edwards Lifesciences has an agreement (the "Receivables Facility") with a financial institution whereby it sells on a continuous basis an undivided interest in certain eligible trade accounts receivable. Pursuant to the Receivables Facility, the Company formed Edwards Lifesciences Financing LLC ("ELF"), a wholly owned, special purpose, bankruptcy-remote subsidiary, for the sole purpose of buying and selling receivables generated by the Company. Under the Receivables Facility, Edwards Lifesciences, irrevocably and without recourse, transfers certain of its accounts receivables to ELF. ELF has sold and, subject to certain conditions, may from time to time sell an undivided interest in these receivables and is permitted to receive advances for the sale of such undivided interest. The Company retained servicing responsibilities and subordinated interests. The Company receives annual servicing fees approximating 1 percent of the outstanding balance and rights to future cash flows arising after the investors in the securitization trust have received their contractual return. The investors and the securitization trust have no recourse to the Company's other assets for failure of debtors to pay when due. The Company's retained interests are subordinate to the investors' interests. The value of the accounts receivable is subject primarily to credit risks on the transferred accounts receivable. The Receivables Facility expires each December and is renewable for one-year periods at the Company's option. The Company renewed the Receivables Facility on December 21, 2001.

This two-step transaction is accounted for as a sale of receivables under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Sales of receivables under this program result in a reduction of accounts receivable on the Company's Consolidated Balance Sheets. Retained interests are carried at their fair value estimated as the net realizable value, which considers the relatively short liquidation period and includes an estimated provision for credit losses, and are included in Other Current Assets. Pursuant to the terms of the Receivables Facility, the Company had sold approximately $42 million of trade accounts receivable at December 31, 2001, resulting in a reduction of trade accounts receivable on the Company's Consolidated Balance Sheets, and received funding of approximately $37 million. Costs associated with the sale of receivables were $1.4 million and $0.4 million in 2001 and 2000, respectively, and are included in Other Expense, net.

At December 31, 2001, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows:

(in millions)	
Carrying amount/fair value of retained interests	$ 4.7
Weighted-average life (in days)	38.7
Expected credit losses (annual rate)	11.9%
Impact on fair value of 10% adverse change	$ 0.1
Impact on fair value of 20% adverse change	$ 0.1

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 or 20 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Sensitivity analyses of prepayment speed assumption and residual cash flows discount rate are not performed because they do not materially impact the fair value of the retained interests due to the short-term nature of the receivables.

NOTE 5.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

December 31, *(in millions)*	2001	2000
Accounts payable	$ 51	$ 63
Employee compensation and withholdings	33	41
Property, payroll and other taxes	31	17
Other accrued liabilities	68	56
	$ 183	$ 177

NOTE 6.

LONG-TERM DEBT, CREDIT FACILITIES AND LEASE OBLIGATIONS

Edwards Lifesciences has two unsecured revolving credit agreements ("the Credit Facilities") providing for up to an aggregate of $605 million in borrowings in multiple currencies. Borrowings currently bear interest at the London interbank offering rate plus 0.78%, which includes a facility fee. One of the credit agreements provides for long-term borrowings up to an aggregate of $430 million and expires on March 30, 2005. The other credit agreement provides for short-term borrowings up to an aggregate of $175 million and expires on March 29, 2002. The Company anticipates that it will replace the $175 million credit agreement with a credit agreement for $100 million through March 2003. As of December 31, 2001, approximately $310 million was outstanding under the $430 million credit agreement and no borrowings were outstanding under the $175 million credit agreement. Edwards Lifesciences pays a facility fee, regardless of available or outstanding borrowings, currently at an annual rate of 0.15% for the $430 million credit agreement and 0.125% for the $175 million credit agreement. The Credit Facilities contain various financial and other covenants of Edwards Lifesciences, including a maximum leverage ratio and a minimum interest coverage ratio. All amounts outstanding under the $430 million credit agreement have been classified as long-term obligations, as these borrowings will continue to be refinanced pursuant to this credit agreement.

Edwards Lifesciences utilizes interest rate swap agreements in managing its exposure to interest rate fluctuations. Interest rate swap agreements are executed as an integral part of specific debt transactions. Edwards Lifesciences' interest rate swap agreements involve agreements to receive a floating rate and pay a fixed rate, at specified intervals, calculated on an agreed-upon notional amount. As of December 31, 2001, Edwards Lifesciences had in place three interest rate swaps with a total notional amount of $168 million to swap floating rate United States dollar and Japanese Yen denominated debt obtained under the Company's revolving credit facilities for fixed rates. The original maturities of the interest rate swap agreements are between three and five years.

Notes to Consolidated Financial Statements

The weighted average interest rate under the Credit Facilities was 4.12% at December 31, 2001, including the effect of interest rate swap agreements. The rates have been calculated using rates in effect at December 31, 2001, some of which are floating rates that reset periodically.

Future minimum lease payments (including interest) under non-cancelable operating leases and aggregate debt maturities at December 31, 2001 were as follows:

(in millions)	Aggregate Operating Leases	Debt Maturities
2002	$ 4	$ 1
2003	4	—
2004	3	—
2005	3	310
2006	1	—
Thereafter	—	—
Total obligations and commitments	$ 15	$ 311

Included in debt at December 31, 2001 were unsecured notes denominated in various foreign currencies as follows:

(in millions)	
Japanese Yen	25,713
Euro	35
Swiss Franc	5

Certain facilities and equipment are leased under operating leases expiring at various dates. Most of the operating leases contain renewal options. Total expense for all operating leases was $6 million, $5 million and $9 million for the years 2001, 2000 and 1999, respectively.

NOTE 7.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Values of Financial Instruments

The consolidated financial statements include financial instruments whereby the fair market value of such instruments may differ from amounts reflected on a historical basis. Financial instruments of the Company consist of cash deposits, accounts and other receivables, investments in unconsolidated affiliates, accounts payable, certain accrued liabilities and debt. The fair values of certain investments in unconsolidated affiliates are estimated based on quoted market prices. For other investments, various methods are used to estimate fair value, including external valuations and discounted cash flows. The carrying amount of the Company's long-term debt approximates fair market value based on prevailing market rates. The Company's other financial instruments generally approximate their fair values based on the short-term nature of these instruments.

Derivative Financial Instruments

The Company utilizes a variety of derivative financial instruments to manage its currency exchange rate and interest rate risks as summarized below. The Company does not enter into these arrangements for trading or speculation purposes.

December 31, *(in millions)*	2001 Notional Amount	2001 Fair Value	2000 Notional Amount	2000 Fair Value
Interest rate swap agreements	$ 168	$ (10)	$ 257	$ (12)
Option-based products	94	1	157	1
Forward currency agreements	62	8	1	—

A roll-forward of the activity of the Company's derivative financial instruments for the year ended December 31, 2001 is as follows:

(in millions)	Interest Rate Swap Agreements	Option-Based Products	Forward Currency Contracts
December 31, 2000 notional amount	$ 257	$ 157	$ 1
Impact of exchange rate changes	(14)	(16)	—
New agreements	—	107	116
Expired agreements	(75)	(154)	(55)
December 31, 2001 notional amount	$ 168	$ 94	$ 62

The fair value of financial instruments was estimated by discounting expected cash flows using quoted market interest rates and foreign exchange rates as of December 31, 2001 and 2000. Notional amounts are stated in the United States dollar equivalents at spot exchange rates at the respective dates. Considerable judgment was employed in interpreting market data to develop estimates of fair value; accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or valuation methodologies could have a material effect on the estimated fair value amounts.

At December 31, 2001 the net fair value of option-based products and forward currency agreements is recorded in Other Current Assets, and the net fair value of interest rate swap agreements is recorded in Accounts Payable and Accrued Liabilities. During 2001, the Company reclassified from Accumulated Other Comprehensive Loss a net gain of $8 million to Cost of Goods Sold and a net loss of $10 million to Interest Expense, net. Included in the amounts reclassified to Interest Expense, net is a $6 million charge related to the termination of an interest rate swap agreement. The Company expects that during the next 12 months, it will reclassify to earnings a $6 million gain currently recorded in Accumulated Other Comprehensive Income. During 2001 the Company expensed $2 million due to hedge ineffectiveness related to the net premiums paid for option-based products.

NOTE 8.

COMMON STOCK

The Edwards Lifesciences Corporation Long-Term Stock Incentive Compensation Program (the "Program"), which became effective April 1, 2000, provides for the grant of incentive and non-qualified stock options, restricted stock and other stock-based incentive awards for employees and contractors of the Company. Under the Program, these grants are generally awarded at a price equal to the fair market value at the date of grant based upon the closing price on the date immediately preceding the grant date. Options to purchase shares of the Company's common stock granted under the Program generally vest over predetermined periods and expire 10 years after the date of grant. An aggregate of 12.5 million shares of the Company's common stock has been reserved for issuance under the Program.

On April 3, 2000, the Company granted options to purchase shares of Edwards Lifesciences' common stock under the Program. The grants include two types of stock options: Founders Options and Conversion Options. The Founders Options were awarded to all salaried employees of the Company, and permit the purchase of approximately 5.7 million shares at an exercise price of $13.88, the fair market value at the date of grant. The Founders Options vest 30% after two years, and the balance vests after three years. The Founders Options include approximately 634,000 options granted to non-employees of the Company in Japan (employees of Baxter dedicated to the joint venture as described in Note 1). In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the $4 million value of these options is being amortized over the three-year vesting period on a straight-line basis. The Conversion Options permitted the purchase of approximately 2.2 million shares at an exercise price based upon an equitable conversion of the exercise price under the Baxter stock option plan, with reference to the when-issued price of the Company's stock and the closing price of Baxter's common stock on March 31, 2000. The Conversion Options retained the vesting periods under the Baxter stock option plan, resulting in various vesting periods through September 2002.

The Company also maintains the Nonemployee Directors and Consultants Stock Incentive Program (the "Nonemployee Program"), which became effective April 1, 2000, and was amended on March 1, 2001. Under the Nonemployee Program, each non-employee director annually receives 10,000 stock options. Additionally each non-employee director may elect to receive all or a portion of the cash retainer to which the director is otherwise entitled through the issuance of stock options. As of December 31, 2001, 81,370 options were issued under the Nonemployee Program.

Stock option activity under the Program and the Nonemployee Program was as follows:

	2001		2000	
(options in thousands)	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	7,686	$ 13.59	—	$ —
Options issued with the Distribution	—	—	7,852	13.37
Options granted during period	1,123	22.01	424	16.87
Options exercised	(481)	12.14	—	—
Options canceled	(612)	14.33	(590)	13.14
Outstanding, end of year	7,716	14.79	7,686	13.59
Exercisable, end of year	1,857	$ 13.46	523	$ 10.20

The following table summarizes stock options outstanding at December 31, 2001:

	Outstanding			Exercisable	
Range of Exercise Prices *(options in thousands)*	Number of Options	Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$13.88 (Founders Options)	4,690	8.3	$ 13.88	4	$ 13.88
$10.20 - $15.71 (Conversion Options)	1,637	6.4	12.22	1,454	11.91
$15.44 - $26.64 (Other options)	1,389	9.3	20.90	399	19.11
	7,716	8.0	14.79	1,857	13.46

The Company applies the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for stock-based compensation; therefore, no compensation expense has been recognized for its fixed stock option plans as options generally are granted at fair market value based upon the closing price on the date immediately preceding the grant date. The Company has adopted the disclosure requirements for SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, if compensation expense for the Company's stock options had been recognized, based upon the fair value of awards granted, the Company's net income for 2001 and 2000 would have been reduced by $9 million and $7 million, respectively, resulting in a net loss of $20 million and $279 million, respectively, or $(0.34) and pro forma $(4.79) per share, respectively, for both basic and diluted net loss per share. The fair value of each option granted during 2001 and 2000 is estimated based on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected life of five years, expected volatility of 45%, risk-free interest rate of 5.8% and no dividend yield. The weighted-average fair value for options granted during 2001 and 2000 was $7.00 and $6.39, respectively. The Company expects to grant additional awards in future years.

Restricted Stock

The Company has made one-time grants of 5,000 shares of restricted stock to each of the non-employee directors pursuant to the Nonemployee Program. These grants vest 50% after one year and the balance vests after two years from the date of grant. An aggregate of 300,000 shares of the Company's common stock has been authorized for issuance pursuant to the Nonemployee Program. Grants of restricted stock to non-employees are charged to unearned compensation in Stockholders' Equity at their intrinsic value and recognized as expense over the vesting period. Compensation expense recognized for such grants was approximately $0.2 million for both 2001 and 2000.

Employee Stock Purchase Plan

The Company currently has two employee stock purchase plans ("ESPPs") for eligible employees to purchase shares of the Company's common stock at 85% of the lower of the fair market value of Edwards Lifesciences common stock on the effective date of subscription or the date of purchase. One of the plans is for eligible U.S. employees, and the other is for eligible international employees. Under the ESPPs, employees can authorize the Company to withhold up to 12% of their compensation during any offering periods for common stock purchases, subject to certain limitations. The ESPPs were implemented on June 1, 2001. The ESPP for eligible United States employees is qualified under Section 423 of the Internal Revenue Code. The Board of Directors authorized an aggregate of 2,150,000 shares of the Company's common stock for issuance under the ESPPs. As of December 31, 2001, a total of 160,309 shares have been issued under the plans.

Stockholder Rights Plan

In connection with the Distribution, the Company adopted a Stockholder Rights Plan to protect stockholders' rights in the event of a proposed or actual acquisition of 15% or more of the outstanding shares of the Company's common stock. As part of this plan, each share of the Company's common stock carries a right to purchase one one-hundredth (1/100) of a share of Series A Junior Participating Preferred Stock (the "Rights"), par value $0.01 per share, subject to adjustment, which becomes exercisable only upon the occurrence of certain events. The Rights are subject to redemption at the option of the Board of Directors at a price of $0.01 per right until the occurrence of certain events. The Rights expire on March 31, 2010, unless earlier redeemed or exchanged by the Company.

Other

During 2000, Edwards Lifesciences issued to certain hourly employees approximately 125,000 shares of the Company's common stock valued at $1.7 million.

Treasury Stock

In November 2001, the Company's Board of Directors approved a stock repurchase program authorizing the Company to purchase on the open market and in privately negotiated transactions up to 2 million shares of the Company's outstanding common stock. Stock repurchased under the program will primarily be used to offset dilution resulting from shares issued under the Company's employee stock option programs. During 2001, the Company repurchased 26,800 shares at an aggregate cost of approximately $686,000. The timing and size of any future stock repurchases are subject to a variety of factors, including market conditions, stock prices and other cash requirements.

Notes to Consolidated Financial Statements

NOTE 9.

EMPLOYEE BENEFIT PLANS

Defined Benefit Plans

Prior to the Distribution, Edwards Lifesciences employees participated in Baxter-sponsored defined benefit pension plans covering substantially all employees in the United States and Puerto Rico and employees in certain European countries. The benefits were based on years of service and the employees' compensation during five of the last 10 years of employment as defined by the plans. Effective as of the Distribution, Edwards Lifesciences' employees ceased to be eligible to accrue any additional benefits under the Baxter plan for United States employees. Edwards Lifesciences did not adopt a pension plan for United States employees to replace the Baxter plan in the United States. The pension liability related to Edwards Lifesciences' United States employees' service prior to the Distribution remains with Baxter. With respect to the Puerto Rico and certain European plans, Baxter transferred the assets and liabilities relating to Edwards Lifesciences' employees to Edwards Lifesciences as of the Distribution. Edwards Lifesciences has adopted a defined benefit pension plan in Puerto Rico and in certain European countries.

Pension expense for the Baxter-sponsored plans relating to Edwards Lifesciences' employees was $0.4 million for the three months ended March 31, 2000, and $5 million for the year ended December 31, 1999.

In addition to pension benefits, Edwards Lifesciences participated in Baxter-sponsored contributory health care and life insurance benefits for substantially all domestic retired employees through the Distribution. Baxter and Edwards Lifesciences froze benefits under these plans as of the Distribution for Edwards Lifesciences employees. Edwards Lifesciences has not established new health care and life insurance plans for employees retiring subsequent to the Distribution. Expense associated with these benefits relating to Edwards Lifesciences employees was less than $1 million in each of the years 2000 and 1999.

Subsequent to the Distribution, Edwards Lifesciences began sponsoring defined benefit pension plans in Puerto Rico and in certain European countries. A reconciliation of these plans' benefit obligations, assets and funded status are as follows:

(in millions)	As of or for the Year Ended December 31, 2001	As of or for the Period Ended December 31, 2000
Benefit Obligations		
Beginning of period	$ 23.0	$ 22.2
Service cost	1.5	1.1
Interest cost	1.7	1.1
Participant contributions	0.2	0.1
Actuarial loss	2.6	0.6
Curtailment gains	(1.6)	(1.1)
Currency exchange rate changes and other	0.7	(1.0)
End of year	$ 28.1	$ 23.0
Fair value of plan assets		
Beginning of period	$ 17.6	$ 18.4
Actual return on plan assets	(0.4)	(0.5)
Employer contributions	2.1	0.4
Participant contributions	0.2	0.1
Currency exchange rate changes and other	0.8	(0.8)
End of year	$ 20.3	$ 17.6
Funded status		
Funded status at December 31, 2001	$ (7.7)	$ (5.4)
Unrecognized net losses	4.6	2.0
Unrecognized prior service cost	2.6	2.8
Net amount recognized	$ (0.5)	$ (0.6)
Prepaid benefit cost	$ 0.9	$ 1.0
Accrued benefit liability	(1.4)	(1.6)
Net amount recognized	$ (0.5)	$ (0.6)

For certain of the Company's European pension plans, the accumulated benefit obligation is in excess of plan assets. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for these plans were $2.0 million, $1.6 million and $0.6 million, respectively, at December 31, 2001, and $0.8 million, $0.7 million and $0, respectively, at December 31, 2000.

Net periodic benefit cost

(in millions)	Year Ended December 31, 2001	Period Ended December 31, 2000
Service cost	$ 1.5	$ 1.1
Interest cost	1.7	1.1
Expected return on plan assets	(1.5)	(1.0)
Amortization of prior service cost and other	0.3	0.2
Net periodic pension benefits cost	$ 2.0	$ 1.4

Assumptions used in determining benefit obligations are as follows:

	Year Ended December 31, 2001	Period Ended December 31, 2000
Discount Rate		
Puerto Rico plan	7.25%	7.25%
International plans (average)	5.17%	5.55%
Expected return on plan assets		
Puerto Rico plan	9.50%	9.50%
International plans (average)	5.50%	5.00%
Rate of compensation increase		
Puerto Rico plan	4.00%	4.00%
International plans (average)	3.75%	3.71%

Defined Contribution Plans

The Company's employees in the United States and Puerto Rico are eligible to participate in a qualified 401(k) and 1165(e) plan, respectively. Participants may contribute up to 15% of their annual compensation (subject to tax code limitation) to the plans. Edwards Lifesciences matches the first 3 percent of the participant's annual eligible compensation contributed to the plan on a dollar-for-dollar basis. Edwards Lifesciences matches the next 2 percent of the participant's annual eligible compensation to the plan on a 50% basis. Matching contributions relating to Edwards Lifesciences employees were $4 million in 2001 and 2000 and $3 million in 1999.

The Company has a nonqualified deferred compensation plan for a select group of management that provides the opportunity to defer a specified percentage of their cash compensation. Participants may elect to defer up to 100% of bonus and 15% of total annual compensation. The Company's obligations under this plan are unfunded. The amount accrued under this plan was $2 million at December 31, 2001 and 2000.

The Edwards Lifesciences Corporation Executive Option Plan (the "Executive Plan") became effective for participation by eligible employees in 2001. Eligible employees who participate in the Executive Plan may not participate in the Company's nonqualified deferred compensation plan. Under the Executive Plan, executive officers and certain other key employees may elect to forgo a portion of their annual salary and bonus for an option to purchase shares of mutual funds or the Company's common stock. The options are granted quarterly with an initial exercise price equal to 25% of the fair market value per share (as defined in the Executive Plan) of the respective security on the grant date. The number of shares subject to each option is determined such that the difference between the aggregate fair market value (as defined in the Executive Plan) and the aggregate exercise price under the option is equal to the amount of forgone compensation attributable to the option. A total of 95,000 shares of the Company's common stock has been reserved for issuance under the Executive Plan.

NOTE 10.

RELATED PARTY TRANSACTIONS

Prior to the Distribution, Baxter provided to the Edwards Lifesciences Business certain legal, treasury, employee benefit, insurance and administrative services. Charges for these services were based on actual costs incurred by Baxter. The amounts charged to Edwards Lifesciences varied depending on the nature of the service, but generally were determined using headcount, sales, payroll, square footage or other appropriate data, or were determined on actual utilization of services. Management believes that the allocation of service charges is reasonable. However, the terms of these transactions may differ from those that would result from transactions with unrelated third parties or had Edwards Lifesciences performed these functions on its own.

Prior to the Distribution, Edwards Lifesciences participated in a centralized cash management program administered by Baxter. Short-term advances from Baxter or excess cash sent to Baxter were treated as an adjustment to the Investment by Baxter International Inc., net account as of and through March 31, 2000. No interest was allocated to Edwards Lifesciences on this balance.

Effective on the Distribution, Baxter and Edwards Lifesciences entered into a series of administrative services agreements pursuant to which Baxter and Edwards Lifesciences continue to provide certain administrative services (primarily information systems support, payroll, accounting and warehousing and logistics support) that each entity historically has provided to the other. These agreements require the parties to pay each other a fee that approximates the actual costs of these services and these agreements generally expire by December 31, 2002. Additionally, subsequent to March 31, 2000, Edwards Lifesciences has continuing relationships with Baxter as a customer and supplier for certain products, and uses Baxter as a distributor of the Company's products in certain regions of the world.

The following table summarizes the charges from Baxter for the above-mentioned services prior to the Distribution, as recorded in Edwards Lifesciences' Consolidated Statements of Operations:

Years Ended December 31, *(in millions)*	2000	1999
Cost of goods sold	$ 5	$ —
Selling, general and administrative expenses	19	44
Research and development expenses	1	2

Sales to Baxter, acting in the capacity of the Company's distributor subsequent to the Distribution, represented 11% and 12% of the Company's total net sales for 2001 and 2000, respectively.

In December 2001, the Company's chief executive officer received a $2.5 million loan pursuant to his employment agreement with the Company as approved by the Board of Directors. The loan was used for the purchase of his primary residence in connection with his relocation and is secured with a first deed of trust on that residence. The loan is non-interest bearing and is due in December 2006. The loan may become payable sooner upon the occurrence of certain events such as his resignation or termination of employment, except that a termination after a change in control would not accelerate the repayment obligation.

NOTE 11.

OTHER EXPENSE, NET

	Years Ended December 31,		
(in millions)	2001	2000	1999
Foreign exchange	$ 5	$ 2	$ 2
Asset dispositions and write-downs, net	6	1	1
Insurance and legal settlements	—	—	(1)
Other	(1)	1	2
	$ 10	$ 4	$ 4

Notes to Consolidated Financial Statements

NOTE 12.

INCOME TAXES

Edwards Lifesciences' operations prior to the Distribution were included in the consolidated income tax returns of Baxter. The income tax information for periods prior to the Distribution was calculated as if Edwards Lifesciences were a stand-alone affiliated group for those periods.

The Company's income (loss) before provision for income taxes was generated from United States and international operations as follows:

(in millions)	Years Ended December 31, 2001	2000	1999
United States	$ (67)	$ (321)	$ 92
International	58	62	21
	$ (9)	$ (259)	$ 113

The provision for income taxes consists of the following:

(in millions)	Years Ended December 31, 2001	2000	1999
Current			
United States			
Federal	$ —	$ —	$ 13
State and local, including Puerto Rico	1	2	8
International	30	12	8
Current income tax expense	31	14	29
Deferred			
United States			
Federal	(15)	—	2
State and local, including Puerto Rico	(5)	(1)	—
International	(10)	—	—
Deferred income tax expense (benefit)	(30)	(1)	2
Total income tax expense	$ 1	$ 13	$ 31

The components of deferred tax assets and liabilities are as follows:

December 31, *(in millions)*	2001	2000
Deferred tax assets		
Compensation and benefits	$ 7	$ 7
Net operating loss carryforwards	13	4
Tax credit carryforwards	3	1
Accrued liabilities	5	5
Allowance for doubtful accounts	5	4
Inventories	3	3
Other	5	4
Total deferred tax assets	41	28
Deferred tax liabilities		
Intangible assets	(10)	(27)
Property, plant and equipment	(13)	(14)
Gain on sale of assets	(14)	(13)
Other	(1)	(5)
Total deferred tax liabilities	(38)	(59)
Valuation allowance	(4)	(3)
Net deferred tax liabilities	$ (1)	$ (34)

Deferred income taxes have not been provided on the undistributed earnings of the Company's foreign subsidiaries of approximately $45 million as of December 31, 2001 since these amounts are intended to be permanently reinvested in foreign operations. It is not practicable to calculate the deferred taxes associated with these earnings; however, foreign tax credits would likely be available to reduce federal income taxes in the event of distribution.

A reconciliation of the United States federal statutory income tax rate to the Company's effective income tax rate is as follows:

(in millions)	Years Ended December 31, 2001	2000	1999
Income tax expense (benefit) at U.S. federal statutory rate	$ (3)	$ (90)	$ 40
Nondeductible charges (Note 3)	—	100	—
Nondeductible goodwill	6	10	12
Foreign income tax at different rates	(7)	(9)	(24)
Disposition of assets	11	—	—
State and local taxes, net of federal tax benefit	(3)	—	3
Tax credits	(2)	(1)	—
Other	(1)	3	—
Income tax expense	$ 1	$ 13	$ 31

The Company has manufacturing operations outside the United States, primarily in Puerto Rico, Switzerland and The Dominican Republic, which benefit from reductions in local tax rates under various tax incentives.

As of December 31, 2001, the Company has approximately $47 million of U.S. federal and state tax net operating losses and $3 million of tax credits available for carryforward that will begin to expire in 2010 if not utilized. The Company also has approximately $22 million of foreign tax net operating losses available for carryforward that will begin to expire in 2005 if not utilized. A valuation allowance has been provided on certain foreign net operating losses.

NOTE 13.

LEGAL PROCEEDINGS

Edwards Lifesciences filed a lawsuit on June 29, 2000, for patent infringement against Medtronic, Inc., which, as amended, alleges infringement of three Edwards Lifesciences United States patents. On September 18, 2001, Edwards Lifesciences filed a separate complaint against Medtronic alleging infringement of a fourth Edwards Lifesciences United States patent. On June 29, 2000, Edwards Lifesciences also filed a lawsuit against St. Jude Medical, Inc. alleging infringement of three patents. The Medtronic lawsuits were filed in the United States District Court for the District of Delaware and the St. Jude lawsuit was filed in the United States District Court for the Central District of California. The lawsuits seek monetary damages and injunctive relief. Each of Medtronic and St. Jude has answered, and asserted various affirmative defenses and counterclaims with respect to the lawsuits. Discovery is proceeding in both lawsuits. On March 6, 2002, St. Jude filed a lawsuit against Edwards Lifesciences in the United States District Court for the District of Minnesota requesting a declaratory judgment that the fourth Edwards Lifesciences United States patent (involved in the lawsuit against Medtronic) is invalid and not infringed by St. Jude. On March 11, 2002, Edwards Lifesciences filed a motion to amend the complaint in the lawsuit against St. Jude to add the fourth Edwards Lifesciences United States patent and a motion to enjoin the declaratory judgment action filed by St. Jude.

In addition, Edwards Lifesciences is, or may be, a party to, or may be otherwise responsible for, pending or threatened lawsuits related primarily to products and services currently or formerly manufactured or performed, as applicable, by Edwards Lifesciences. Such cases and claims raise difficult and complex factual and legal issues and are subject to many

Notes to Consolidated Financial Statements

uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case or claim, the jurisdiction in which each suit is brought, and differences in applicable law. Upon resolution of any pending legal matters, Edwards Lifesciences may incur charges in excess of presently established reserves. While such a charge could have a material adverse impact on Edwards Lifesciences' net income or net cash flows in the period in which it is recorded or paid, management believes that no such charge would have a material adverse effect on Edwards Lifesciences' consolidated financial position.

Edwards Lifesciences also is subject to various environmental laws and regulations both within and outside of the United States. The operations of Edwards Lifesciences, like those of other medical device companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. While it is difficult to quantify the potential impact of compliance with environmental protection laws, management believes that such compliance will not have a material impact on Edwards Lifesciences' financial position, results of operations or liquidity.

NOTE 14.

SEGMENT INFORMATION

Edwards Lifesciences manages its business on the basis of one reportable segment. Refer to Note 1 for a description of the Company's business. The Company's products and technologies share similar distribution channels and customers and are sold principally to hospitals and physicians. Management evaluates its various global product portfolios on a revenue basis, which is presented below, and profitability is generally evaluated on an enterprise-wide basis due to shared infrastructures. Edwards Lifesciences' principal markets are the United States, Europe and Japan.

Geographic area data includes net sales based on product shipment destination and long-lived asset data is presented based on physical location.

	As of or for the Years Ended December 31,		
(in millions)	2001	2000	1999
Net Sales by Geographic Area			
United States	$ 421	$ 482	$ 504
Europe	145	160	171
Japan	62	94	166
Other countries	64	68	64
	$ 692	$ 804	$ 905
Net Sales by Major Product and Service Area			
Cardiac Surgery	$ 329	$ 311	$ 306
Critical Care	210	217	242
Vascular	49	55	61
Perfusion	102	207	244
Other	2	14	52
	$ 692	$ 804	$ 905
Long-Lived Assets by Geographic Area			
United States	$ 656	$ 780	$ 1,035
Other countries	24	26	46
	$ 680	$ 806	$ 1,081

Notes to Consolidated Financial Statements

NOTE 15.

QUARTERLY FINANCIAL RESULTS AND MARKET FOR THE COMPANY'S STOCK (UNAUDITED)

Years Ended December 31, *(in millions, except per share data)*	First quarter	Second quarter	Third quarter	Fourth quarter	Total year
2001					
Net sales	$ 192	$ 192	$ 148	$ 160	$ 692
Gross profit	96	97	83	92	368
Net income (loss)[a]	13	(56)	15	17	(11)
Per common share					
Basic	0.22	(0.95)	0.25	0.29	(0.19)
Diluted	0.21	(0.95)	0.24	0.28	(0.19)
Market price					
High	22.75	26.45	28.00	29.15	29.15
Low	16.75	17.80	20.40	22.60	16.75
2000					
Net sales	$ 226	$ 205	$ 186	$ 187	$ 804
Gross profit	108	90	90	93	381
Net income (loss)[b,c]	17	(309)	4	16	(272)
Pro forma per common share[d]					
Basic	0.29	(5.31)	0.08	0.27	(4.66)
Diluted	0.29	(5.31)	0.07	0.26	(4.66)
Market price					
High	n/a	20.44	26.25	24.19	26.25
Low	n/a	13.75	19.69	13.00	13.00
1999					
Net sales	$ 221	$ 233	$ 217	$ 234	$ 905
Gross profit	108	118	102	111	439
Net income	22	24	17	19	82

n/a – not applicable

a The second quarter includes (1) a $68 million pretax loss on the sale of the Company's perfusion services business to Fresenius, and (2) a $15 million pretax charge consisting of the write-down of selected goodwill, intangible assets and other assets.

b The second quarter includes (1) a $290 million pretax charge related to the sale of the Bentley line of cardiopulmonary products (perfusion products) to Jostra AG, (2) a $45 million pretax charge consisting of the write-down of selected goodwill and intangible assets, (3) a $35 million pretax gain on the sale of the United States assets of the Company's mechanical cardiac assist product line to WorldHeart, and (4) a $17 million pretax charge consisting of non-recurring expenses related to the Company's spin-off from Baxter International Inc.

c The third quarter includes a $12 million pretax charge related primarily to severance costs associated with the sale of the Company's Bentley line of cardiopulmonary products.

d For first quarter and total year, computed as if 58.2 million common shares of Edwards Lifesciences had been outstanding as of January 1, 2000 (comprised of 58.1 million common shares of Edwards Lifesciences distributed to Baxter shareholders to effect the Distribution and approximately 0.1 million common shares of Edwards Lifesciences distributed to Edwards Lifesciences' hourly employees subsequent to the Distribution).

Number of Stockholders

On March 1, 2002, there were 40,527 shareholders of record of Edwards Lifesciences' common stock.

Dividends

Edwards Lifesciences has never paid any cash dividends on its capital stock and does not plan to pay any cash dividends in the foreseeable future. The current policy of Edwards Lifesciences is to retain any future earnings for use in the business of the Company.

Corporate Information

Board of Directors
Michael A. Mussallem
Chairman of the Board & Chief Executive Officer, Edwards Lifesciences Corporation

Mike R. Bowlin
Former Chairman & Chief Executive Officer, Atlantic Richfield Company

Vernon R. Loucks Jr.
Former Chairman & Chief Executive Officer, Baxter International Inc.

Corinne H. Lyle
Vice President & Chief Financial Officer, Tularik Inc.

Philip M. Neal
Chairman & Chief Executive Officer, Avery Dennison Corporation

David E.I. Pyott
Chairman, Chief Executive Officer & President Allergan, Inc.

Corporate Headquarters
Edwards Lifesciences Corporation
One Edwards Way
Irvine, CA 92614
(949) 250-2500
(800) 4-A-HEART
www.edwards.com

Annual Meeting
The Annual Meeting of Shareholders will be held on May 8, 2002 at 10 a.m. Pacific time at the offices of Edwards Lifesciences Corporation One Edwards Way Irvine, CA 92614

SEC Form 10-K
A copy of Edwards Lifesciences' annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon request to our Investor Relations department. It is also available on our website at www.edwards.com.

Stock Symbol
EW
LISTED
NYSE®
Edwards Lifesciences' stock is traded on The New York Stock Exchange (NYSE) under the symbol EW.

Information on the Internet
Edwards Lifesciences' website at www.edwards.com provides access to a wide range of information for our customers, patients and shareholders. Persons interested in investing in Edwards Lifesciences are invited to visit the "For Investors" section of our website to access our press releases, SEC filings and other company information.

Investor Information
Shareholders, securities analysts and investors seeking additional information about Edwards Lifesciences should contact:
David K. Erickson
Vice President,
Investor Relations
(949) 250-2806 Phone
(949) 250-2248 Fax
investor_relations@edwards.com.

Corporate Public Relations
Members of the news media should call: (949) 250-5070

Transfer Agent
Correspondence about share ownership, account status, the transfer or exchange of shares, lost stock certificates, duplicate mailings or change of address may be directed to:
First Chicago Trust Company
(a division of EquiServe)
P.O. Box 2500
Jersey City, NJ 07303-2500
(201) 324-0014
(800) 756-8200
Hearing impaired # TDD: 201-222-4955
www.equiserve.com

Independent Accountants
PricewaterhouseCoopers LLP
Orange County, CA

Firms Following and/or Regularly Reporting on Edwards Lifesciences
A.G. Edwards & Sons, Inc.
Bear, Stearns & Co. Inc.
Credit Suisse First Boston
Fahnestock & Co.
J.P. Morgan Chase & Co.
Ladenburg, Thalmann & Co.
Leerink Swann & Co.
Merrill Lynch
SunTrust Robinson Humphrey
UBS Warburg
U.S. Bancorp Piper Jaffray
Wachovia Securities
Wedbush Morgan Securities
Wells Fargo Van Kasper
William Blair & Company, L.L.C.

Edwards Lifesciences is an affirmative action, equal opportunity employer.

Corporate Officers








Michael A. Mussallem
Chairman &
Chief Executive Officer

Bruce J. Bentcover
Corporate Vice President,
Chief Financial Officer & Treasurer

Stuart L. Foster
Corporate Vice President,
Technology & Discovery

André-Michel Ballester
Corporate Vice President,
Europe & Intercontinental

Anita B. Bessler
Corporate Vice President,
Global Franchise Management

Bruce P. Garren
Corporate Vice President,
General Counsel & Secretary








John H. Kehl, Jr.
Corporate Vice President, Corporate Strategy & Business Development

Robert C. Reindl
Corporate Vice President, Human Resources

Huimin Wang, M.D.
Corporate Vice President, Japan

J. Randall Nelson
Corporate Vice President, North America

Keith A. Reisinger
Corporate Vice President, Technology

Randel W. Woodgrift
Corporate Vice President, Manufacturing Operations

Trademarks

Edwards Lifesciences

Edwards Lifesciences Corporation · One Edwards Way · Irvine, CA 92614 · Phone: 949.250.2500 · 800.424.3278 · www.edwards.com

The heart
represents life.
For Edwards Lifesciences,
the human heart and circulatory
system are the center of our universe,
their care and treatment the core of
our business. With a four-decade
legacy of working as trusted partners
with leading clinicians and scientists,
we have developed innovative products
that have helped save and improve
the lives of patients around the
world. Welcome to the heart of
a company that is a global
leader in the fight
against advanced
cardiovascular
disease.

Cardiovascular disease is the world's number-one killer – and the most costly affliction, generating annual worldwide health-care spending of more than $280 billion. The disease is progressive and pervasive, and is expected to affect even greater numbers of patients as the global population continues its aging trend. Edwards' efforts target four main cardiovascular disease states that represent significant, unmet clinical needs.

t valve disease can result from inflammatory and infectious conditions, natic or congenital heart disease, and other causes. It can strike any of the 's four valves, but by far the most commonly affected are the aortic and l valves. A defective valve may impede blood flow out of the heart or allow l to flow backward, making the heart work harder. Over time, patients can from fatigue, shortness of breath, and even sudden cardiac death. In many untreated heart valve disease also can contribute to congestive heart failure.

nary artery disease, the most commonly diagnosed heart problem, is cterized by blockages in the coronary arteries that reduce blood flow to eart muscle, depriving it of vital oxygen and nutrients. Severe coronary y disease often requires open-heart surgery; left untreated, it can lead to ul angina, heart attack or death.

clusive *peripheral vascular disease* (PVD), the veins and arteries that carry l throughout the body become narrowed or clogged, resulting in diminished l flow. Debilitating pain or numbness often occur, and amputation of ed limbs can be required if the condition is left untreated. Aneurysmal se is another form of PVD that can result in a weakening of the arterial with potentially life-threatening consequences.

i *congestive heart failure,* a patient's weakened heart cannot pump as ently as it should, causing blood to pool in the lungs and heart, as well as ness of breath, fatigue and swelling of the lower extremities. In severe cases, organs also may be damaged.

ite the growing prevalence of cardiovascular disease and the potential ity of its consequences, new therapeutic advances are helping to save mprove patients' lives.




An

An Dao

Makeup Artist, Ballroom Dancer, New Yorker

At 35, An Dao is decades younger than most heart valve recipients. Yet, before her valve replacement surgery, the New York makeup artist who enjoys tennis and dancing says: "I'd reached a point where I felt old." One day, while crossing the street, Dao doubled over, gasping for breath. She knew then she could no longer ignore the valve problem that, years earlier, doctors had warned her about. Her timing was fortunate. In September 2000, Dao became one of the first U.S. patients to receive the newly approved Carpentier-Edwards mitral PERIMOUNT pericardial tissue heart valve in a surgery performed by Dr. Delos M. Cosgrove at the renowned Cleveland Clinic. Today, Dao enjoys all kinds of activities, including her favorite, ballroom dancing. "I appreciate life so much more now," she says.

Choosing the right
replacement heart valve
is an important decision,
and clinicians and patients
faced with this choice are
increasingly selecting
tissue valves because
of the quality-of-life
advantages they offer
over mechanical valves.

Leading Heart Valve Therapy

Edwards is the number-one heart valve company in the world, credited with pioneering replacement heart valves and valve repair therapies, and we continue to refine and advance our technologies.

In 2001, we further solidified our leadership position in heart valves through the steady adoption of our Carpentier-Edwards mitral PERIMOUNT Pericardial Bioprosthesis, the first biomechanically engineered tissue valve developed specifically for the mitral position. The mitral PERIMOUNT valve and its aortic counterpart are the most widely prescribed tissue heart valves in the world, and continue to drive the shift from mechanical valves to tissue valves. Edwards' PERIMOUNT valves are preferred for their excellent durability and clinical performance, and are the only pericardial tissue valves supported by published data in excess of 15 and 17 years in the mitral and aortic positions, respectively. The long-term durability of Edwards' PERIMOUNT valves is increasingly making them the valve of choice for younger patients who wish to maintain their active lifestyles.






Pierre



Pierre Squara, M.D.

Father, Entrepreneur, Pianist

Dr. Pierre Squara, director of the Intensive Care Unit at Clinique Ambroise Paré in Paris, has been a practicing cardiologist and intensivist for 20 years. In his "spare time," he is developing a heart-assist device. The father of four has a passion for playing the piano – and caring for his patients. A longtime user of Edwards' Swan-Ganz hemodynamic monitoring catheters, Dr. Squara believes the latest Swan-Ganz advancement, the CCOmbo V Catheter, is a significant development in caring for the critically ill. "It gives me the data I need to make good decisions in life-threatening situations," he says, adding, "It's especially useful in monitoring patients after cardiac surgery."

Beyond providing
therapies directly for the
heart and its surrounding
vasculature, Edwards offers
sophisticated diagnostic and
monitoring technologies
to assess the critical heart
function of patients in
high-risk surgical and
intensive care settings.


Edwards Lifesciences™
SvO2 80
SQI
CCO 3.6
EDV 155
BT 98.8
HR 86
EF 27
O2EI 13.5
EDVI 77
VQI 35
CCI 1.8
SVR 1956
SvO2
100
50
0
S
E
C
10:30a
10:40a
10:50a
CCO EDV
12 250
6 150
0 50
Anesth
Drug Calc
SvO2
STAT
Bolus CO

Advancing Hemodynamic Monitoring

Edwards pioneered the practice of hemodynamic monitoring with the launch of the Swan-Ganz catheter in the 1970s, and our products continue to be considered the gold standard in critical care medicine today. Millions of patients have benefited from Edwards' world-leading hemodynamic monitoring technologies, which enable clinicians to assess a patient's heart function, balance their oxygenation and make treatment decisions if a patient's hemodynamic balance is compromised.

The latest addition to Edwards' leading Swan-Ganz product line is our CCOmbo V catheter technology, which, when used in tandem with our advanced Vigilance monitor, is the first to provide clinicians a complete picture of a patient's hemodynamic state using a single system. The automatic, continuous end-diastolic volume measurement and other hemodynamic data made possible by these products enable clinicians to perform optimal patient monitoring, while also allowing them to devote more time to the delivery of patient care. This best-in-class solution is another example of how Edwards is continuing to advance the treatment of critically ill patients.



Cardiac Output




Duane

Duane Stoner

Security Guard, Great-Grandfather, Survivor

When Duane Stoner was diagnosed with an abdominal aortic aneurysm (AAA) in 2001, no one had to tell him how serious the condition was. Three years earlier, Stoner's wife of 33 years, Mae, died from a ruptured AAA. The 69-year-old security guard and great-grandfather knew the traditional repair surgery was very invasive and had a long recovery time. After discussing his options with clinicians at the Jobst Vascular Center in Toledo, Ohio, Stoner opted instead for a new, less-invasive approach called the Lifepath AAA Endovascular Graft System that had just become available as part of a U.S. clinical trial. Just days after his procedure, Stoner was released from the hospital. Three weeks later he was back to work, and today he says he's feeling great. "I'm glad I chose the Lifepath AAA device, and I'm glad I'm alive," says Stoner. So are three generations of his offspring.

Left untreated, an abdominal aortic aneurysm, or AAA, can become a potentially life-threatening condition. Traditional surgical treatments for AAA are highly invasive, but an innovative technology is providing new hope for patients.

Driving Endovascular Therapies

Edwards has long been a leader in vascular therapies, including our industry standard Fogarty embolectomy catheters, used to remove blood clots from the limbs. We are leveraging our vast experience in this area to explore new, less-invasive therapies, such as our Lifepath AAA Endovascular Graft System.

A potentially dangerous AAA forms in the aorta, the body's primary circulatory channel, when a portion of the aortic wall weakens and bulges outward. While conventional AAA surgery is complex and requires long recovery times for patients, Edwards' Lifepath AAA Endovascular Graft is permanently implanted within the affected area of the aorta via a catheter-based delivery device. The procedure is much less invasive than direct surgery and can enable patients to recover more quickly. Edwards' Lifepath AAA system features a full-thickness graft material and is the only balloon-expandable endovascular graft designed for the treatment of AAA. The Lifepath AAA system is available commercially in Europe and is currently in Phase II clinical trials in the United States.





Edwards Lifesciences is committed to providing innovative solutions for people fighting cardiovascular disease. Our commitment reaches beyond today's technological platforms. We are working to discover entirely new approaches that will help shape the future of cardiovascular care.

David

Surgeon, Athlete, Adventurer

Dr. David Rosenthal, chief of vascular surgery at Atlanta Medical Center, knows how difficult life can be for patients suffering from peripheral vascular disease (PVD). A former world-class swimmer, Dr. Rosenthal loves all kinds of activities and adventures; he's even competed in the Ironman Triathlon. "PVD sufferers are prevented from enjoying even the simplest activities," he says. "Some of my patients can barely walk." The traditional treatment of PVD can involve major surgery with significant hospitalization and recovery time. "There's a huge opportunity to provide patients with new, less-invasive treatments for PVD that will also be effective and durable," Dr. Rosenthal says. "What a difference that would make in these patients' lives."

DEVELOPING PERIPHERAL STENTS

A significant clinical opportunity exists in treating patients with occlusive peripheral vascular disease (PVD) using minimally invasive approaches. Traditionally, clinicians have improved circulation in peripheral vessels through medication therapy or by using balloon-based embolectomy devices to remove clots. A newer and very promising approach involves inserting peripheral stents, or tiny mesh tubes, into restricted vessels through a catheter-based delivery device to keep the vessels open and thereby restore blood flow.

Edwards, which helped pioneer early vascular treatments with its embolectomy products, is now focused on developing both balloon- and self-expanding peripheral stents. Recently, we acquired the exclusive rights to Orbus Medical Technologies Inc.'s differentiated non-coronary stent technologies for treating PVD. We also entered into a product development agreement with Syntheon LLC, whose design, engineering and manufacturing support will help accelerate the commercialization of these peripheral stents. We expect to have a broad peripheral stent product offering available for global release in mid-2003.



ıny Edwards innovations result from applying technology treat unmet clinical needs – whether the condition threatens :ients' quality of life or their very survival. Angina is debilitating ›st pain that results when heart muscles are deprived of oxygen. cause physical exertion often worsens the condition, angina ı severely restrict patients' activity levels and overall quality of :. According to the American Heart Association, an estimated million Americans currently suffer from angina, and 350,000 v cases are diagnosed each year.

ıe relatively new treatment for debilitating angina is carbon- ·xide (CO_2) Laser Revascularization, also referred to as CO_2 nsmyocardial revascularization (TMR), a surgical technology neered by PLC Medical Systems Inc. Using a specialized laser, diac surgeons can create tiny new blood channels on the heart's face to revascularize the heart and improve circulation. CO_2 Laser ⁄ascularization is the only TMR technology backed by published :-year results in relieving chest pain in severely debilitated heart ients, and it has the potential to become the technology of choice treating severe angina. In 2001, Edwards entered into an exclusive, lti-year distribution agreement with PLC to offer the next- ıeration CO_2 Heart Laser 2 and related disposable components he United States.

y patients with advanced cardiovascular disease also suffer from nic cardiac arrhythmia, a malfunction in the heart's electrical m that results in an irregular heartbeat. Arrhythmia can lead rokes or heart attacks, or contribute to heart valve regurgitation congestive heart failure. The most common cardiac arrhythmia, l fibrillation, is thought to affect some 2.2 million people in the ed States alone. Most cardiac arrhythmia patients have limited tment options, including medication therapy or a highly plex surgical procedure.

earch of a more effective approach, Edwards in 2001 entered an exclusive, multi-year agreement with CardioFocus Inc. ether, we hope to develop a new surgical ablation system g diode laser energy to create lesions on the heart that would rrupt the abnormal electrical pathways and alleviate the ythmia. We expect to offer an initial surgical product employing technology in late 2002.

yond today's treatments for serious cardiovascular disease, we .ieve the future may lie in developing biotherapeutic approaches ıt use gene therapy to trigger angiogenesis – the growth of new ›od vessels in diseased hearts.

ith that in mind, Edwards has formed a relationship with Sangamo ›Sciences Inc., exclusively licensing their growth-factor regula-n technology for cardiovascular applications. While this work is ;hly experimental, new blood vessels – possibly created through : application of this technology – could restore blood flow · patients suffering from coronary artery and peripheral vascular ease. This early stage research combines Sangamo's gene therapy :hnology with Edwards' expertise in catheter-based delivery ;tems to pursue novel cardiovascular biotherapeutics.



ınd pursuing what may be the next breakthroughs in cardiovascular ase treatment, Edwards is committed to building on our ing products and technologies to meet the evolving needs of ents and clinicians worldwide. We continue to increase our rnal research and development investments to expand our heart valve therapy, critical care and vascular franchises by :loping newer, more effective and less-invasive therapies.

ady the number-one heart valve replacement and repair company e world, we are looking to expand our product portfolio with next- :ration pericardial tissue valves and enhanced tissue processing nologies. We are exploring new developments that could one make the dream of minimally invasive valve repair and utaneous valve replacement a reality. And these are just a few ıples of the unmet clinical opportunities that exist as we forge ıd to extend our legacy of innovation – and to realize our :ations as a company transformed.

:e becoming an independent, public company in April 2000, Edwards Lifesciences furthered the legacy of innovation and quality that began in the workshop of es "Lowell" Edwards some 45 years ago. An inventor and retired electrical engineer, vards and Oregon surgeon Dr. Albert Starr developed the first commercially lable artificial heart valve, which was successfully implanted in 1960.

: company spawned from that early collaboration, Edwards Laboratories, went o launch a number of additional "firsts" in medical technology. These included first hemodynamic monitoring system for critically ill patients, developed with help of cardiologists Jeremy Swan and William Ganz, and the first catheter ınology to remove blood clots from the limbs, developed with vascular surgeon ›mas Fogarty. Later, the organization continued its innovative work with liovascular surgeons Alain Carpentier and Delos Cosgrove in developing and oducing its Carpentier-Edwards brand line of tissue replacement heart valves and ir therapies, and Cosgrove-Edwards brand line of repair products, respectively. ı result of these and other collaborations with leading clinicians, the company has vn to become a global leader in products and technologies to treat advanced liovascular disease, with some of the most respected brands in cardiovascular care.

: same energy and collaborative spirit that inspired Lowell Edwards more than four ıdes ago still drives Edwards Lifesciences and our 4,800 employees worldwide ıy. That inspiration, and the conviction that we have much more to do on behalf ardiovascular disease patients, will always be at the heart of our company.

Edwards Lifesciences

The Name Behind the Brands

Carpentier-Edwards

Cosgrove-Edwards

Fogarty

Lifepath AAA

Research Medical

Starr-Edwards

Swan-Ganz

OUR CREDO

At Edwards Lifesciences,
we are dedicated to providing
innovative solutions for people
fighting cardiovascular disease.

Through our actions,
we will become trusted partners
with customers, colleagues and patients –
creating a community unified in its mission
to improve the quality of life around the world.
Our results will benefit customers, patients,
employees and shareholders.

We will celebrate our
successes, thrive on discovery and
continually expand our boundaries.
We will act boldly, decisively and with
determination on behalf of people
fighting cardiovascular disease.

Helping Patients is Our Life's Work, and
life is now